Sit Investment Associates, Inc.
Equity

January 2007

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
Web Site: www.sitfunds.com

Outline of Presentation

I. Organizational Overview

Corporate Values and Goals
Established with the Founding of the Firm in 1981

Our Corporate Values

- To operate under the highest ethical and professional standards.
- To put our clients first in everything we do. We realize that the success of our clients results in our success.
- To maintain our uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our successful investment process.
- To always work hard for our clients, expending the effort they deserve in all aspects of the investment management and client reporting process.

Our Corporate Goals

- To provide superior investment management products for discriminating investors.
- To act as a "true extension" of the client's own operations, providing highly individualized services in an increasingly challenging investment environment.
- To control effectively our own destiny, avoiding imposed pressures for "growth," thereby allowing us to provide the services we believe our clients require and deserve.
- To have fun, on a partnership basis, with our clients.

Sit Investment Associates Group



Sit Investment Associates, Inc.
Sit Investment Associates, Inc.
Domestic/Global Equity
Sit International Investment Associates
International Equity
Sit Investment Fixed Income Advisors, Inc.
Fixed Income
Sit Mutual Funds
Large Cap Growth
Mid/Small Cap Growth
Dividend Growth
Global
EAFE+
Pacific Basin/Developing Markets
Taxable
Tax-Exempt
Domestic Growth Equity
International Growth Equity
Fixed Income

Competitive Strengths

- We are a full product global asset manager offering management expertise in domestic equities, international equities and fixed income instruments. Our equity investment philosophy emphasizes growth investments and our fixed income philosophy focuses on high income with safety of principal;

- We have senior, experienced investment professionals who are actively involved in the investment process and client servicing, and are owners of Sit Investment Associates, Inc.;

- Sit Investment's Chief Investment Officer and other senior investment professionals have been continuously involved in the management of the clients' portfolios from their inceptions;

- We have the resources of a $6.9 billion investment management firm working for the benefit of our clients;

- Our growth-oriented investment philosophy allows us to be very responsive to growth opportunities in the developed and developing markets; and

- We have achieved very competitive investment results for client portfolios over extended periods utilizing our disciplined, fundamental research-driven investment process.

Firm Highlights and Organizational Overview

Sit Investment Associates (SIA) is a full product global asset manager offering management expertise in U.S. and global growth equities and fixed income instruments. The firm's total assets under management approximate $6.9 billion as of December 31, 2006.

Sit Investment Associates has had, and is likely to continue to have, a highly stable management structure. The firm was founded in the summer of 1981 and active employees and directors control 89% of the shares with the balance owned by a group of outside individuals. SIA is one of the largest minority-owned (Asian-American) advisory firms in the United States.

Sit Investment is an employee-owned firm with extensive in-house research capabilities. We maintain a high ratio of research analysts to assets managed with a total of 33 full-time investment professionals, including 20 industry and geographically-focused equity analysts dedicated to growth equities. Gene Sit, the Founder and Chief Investment Officer, leads the team of investment professionals. Since he is the founder and remains keenly interested in the business, Mr. Sit's role in the process will not change. The domestic equity research team is comprised of 16 investment professionals that have an average tenure with the firm of over 11 years.

We believe it is very reassuring for clients and employees to know that SIA will not be sold and that its organization will be highly stable. The firm has also been managed on a fiscally conservative basis and has over $100 million in shareholders' equity as of December 31, 2006. This ensures SIA's ability to acquire all necessary personnel, administrative and research resources to provide superior services to its clients.

SIA's compensation structure is broad-based and directly linked to the superiority of performance of clients' portfolios. It consists of a competitive base salary, significant bonus potential (dependent primarily on client account performance), deferred compensation (payable over multiple years to promote employee retention), a significant profit sharing plan that invests only in SIA products, and ownership of SIA depending on merit and experience.

There has never been a change in control of the firm and none is contemplated. SIA has been engaged in succession planning for many years both within the Sit family and among its entire employee base. We have broad employee ownership and currently 25 percent of employees own shares, including twelve of the sixteen domestic equity portfolio manager/analysts. We fully anticipate that ownership will continue to broaden over time based on individual merit and experience.

Other Organizational Highlights

We invest along with our clients in the firm's products. Gene Sit, Chief Investment Officer, is the largest individual shareholder in each of the Sit Mutual Funds (equity) and all the firm's employee's profit sharing and 401(k) retirement plan assets and all of the research team's deferred compensation plan balances must be invested in the Sit Mutual Funds. Sit Investment Associates, and the firm's employees, directors, etc. in the aggregate own between 16% and 33% of each of the equity mutual funds. The Sit Mutual Funds are managed using the same model portfolio as the institutional separate accounts.

Investment management is the sole business of Sit Investment Associates. The desire of the founders to focus their efforts primarily on investment management was the reason the firm was conceived in 1981. The no-load-format of the Sit Mutual Fund organization means that SIA is not involved in the management of a large distribution or sales network that would divert its attention from the primary task of investment management.

SIA's business objective since its inception in 1981 has been to deliver above-average performance and service to a limited number of clients while generating steady long-term growth in the company to provide opportunities for advancement among its employees, and to balance the various segments of the operation among institutional equities, fixed income and international. Currently, all areas of the firm are well staffed and will be expanded only on a controlled basis.

We measure our success principally by the success we are able to achieve in our clients' portfolios in exceeding their performance and servicing expectations. This goal is built directly into our investment professionals' compensation package since "exceeding benchmarks" is the largest component of their bonus package. We also measure success in the longevity of client relationships. Many of our institutional clients have used our services for ten years or more. We believe this stems from being a "true extension" of the client's own operations. The steady growth of assets under management and low employee turnover are strong measures of our success in exceeding client and employee expectations. Independent studies have documented the superior ranking of the firm's client service function.

SIA conducts its business affairs with the highest level of integrity and we believe enjoys a strong reputation in the investment community. Mr. Eugene Sit was the chair of the Association of Investment Management and Research. All employees are encouraged to pursue the course of study leading to the Chartered Financial Analyst designation. Each employee signs annually the company's Code of Ethics statement, which is strictly interpreted and enforced.

Sit Investment Associates Group

Global Investment Managers

Specializing In Growth Equity Portfolios And Fixed Income

Our Mission Statement

The firm is dedicated to a single purpose: to be one of the premier investment management firms in the United States.

Background

1981

- Sit Investment Associates founded in Minneapolis by Eugene C. Sit
- Sit Mutual Funds formed
- Sit Investment Associates is one of the largest minority-owned advisory firms in the U.S.

1984

- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989

- Sit International division formed to manage international and global portfolios

1994

- Small capitalization domestic growth product introduced

1999

- Commingled funds introduced

2004

- Dividend growth product introduced

Total Assets Under Management
As of December 31, 2006: $6.9 Billion

- Equity $2.1 Billion
- Fixed Income $4.8 Billion
- Institutional Separate Accounts $5.5 Billion
- Sit Mutual Funds $1.4 Billion

Investment Management & Research
Organization Chart

Eugene C. Sit
Peter L. Mitchelson
Roger J. Sit

Global Equity Management

Eugene C. Sit
Peter L. Mitchelson
Roger J. Sit
Ronald D. Sit
Kent L. Johnson
Robert W. Sit
David A. Brown
John M. Bernstein
Matthew T. Loucks
Mark A. Pepper

Michael J. Stellmacher
Douglas A. Mikkonen
Raymond E. Sit
Janet K. Kinzler
Tasha M. Murdoff
Jun Xia
Lori C. Hanson
Stacey M. Curme
Bradley W. Meyer
Dawn M. Frandrup

Fixed Income Management

Michael C. Brilley
Debra A. Sit
Bryce A. Doty
Paul J. Jungquist
Mark H. Book
Andrew T. Clark
Christopher M. Rasmussen
Skyler R. Weinand
Eric T. Nelmark
Todd S. Emerson
Marci A. Lorge
Brian R. Gilbert
Brendan J. O'Sullivan

Biographies of Key People

Eugene C. Sit, CFA

Responsibilities:	**Chairman, CEO and Global Chief Investment Officer**	
Professional Experience:	1981-Present	Sit Investment Associates, Inc.
	1976-1981	IDS Advisory, President and CIO
	1968-1976	IDS Mutual Funds, Portfolio Manager
	1960-1968	Commonwealth Edison, Financial Assistant
Education:	DePaul University, BSC Accounting (1960)	
	Certified Public Accountant	
Investment Experience:	44 Years	
Age:	68	
E-mail:	ecs@sitinvest.com	

Peter L. Mitchelson, CFA

Responsibilities:	**Vice Chairman and Chief Strategist**	
Professional Experience:	1981-Present	Sit Investment Associates, Inc.
	1978-1981	IDS Advisory Senior Vice President
	1968-1978	McLean, Budden Limited, Montreal
Education:	Harvard University, Harvard Business School, MBA (1966)	
	University of Toronto, BComm (1964)	
Investment Experience:	39 Years	
Age:	65	
E-mail:	plm@sitinvest.com	

Roger J. Sit

Responsibilities:	**President and Deputy Chief Investment Officer**	
Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1991-1998	Goldman Sachs & Co. Vice President, Senior Equity Research Analyst
	1984-1990	Captain, United States Air Force
Education:	Harvard University, Harvard Business School, MBA (1991)	
	University of Southern California, MS Systems Technology (1987)	
	United States Air Force Academy, BS (1984)	
Investment Experience:	16 Years	
Age:	45	
E-mail:	rjs@sitinvest.com	

Industry Research Responsibilities

Roger J. Sit
Director of Global Research and Investment Management

Eugene C. Sit, CFA
- Investment Strategy
  - Economics
  - Fixed Income
  - Washington
  - International
  - Global Equities
  - Domestic Equities
  - International Equities
- Generalist
  - Small/Medium Sized Growth Companies

Peter L. Mitchelson, CFA
- Economic Analysis
- Investment Strategy
  - Global Equities
  - Group Evaluations
  - Washington
  - Healthcare

Ronald D. Sit, CFA
- Retail
  - Gen. & Specialty Merchandising
- Consumer Services
  - Distribution Companies
  - Leisure & Publishing
  - Restaurant & Lodging
- Consumer Products
  - Apparel
  - Appliances & Furniture
  - Beverages & Food
- Economic Analysis

Kent L. Johnson, CFA
- Financial
  - Asset Managers/Brokers
  - GSE/Mortgage Finance
  - Insurance - Specialty
- Consumer
  - Autos & Related
  - Education
- Capital Goods/Defense
- Transportation
- Dir. Quant. & Portfolio Research
  - Earnings/Portfolio Construction
- Environmental Control

Robert W. Sit, CFA
- Technology
  - Software - All
  - Electronics Distributors
  - Information Services
  - Networking
  - Software Platforms & Appl.
  - Telecom Equipment
- Energy

John M. Bernstein
- Financial
  - Banks, S & L's
  - Consumer Finance
  - GSEs

Matthew T. Loucks, CFA
- Healthcare
  - Biotech & Medical Devices
  - Medical Technology
  - Pharmaceuticals

Mark A. Pepper
- Technology
  - Semiconductors
  - Semi Capital Equipment
  - Electronics and Components
- Healthcare
  - Healthcare Information Svcs
  - Healthcare Services

Michael J. Stellmacher, CFA
- Energy
  - Exploration & Production
  - Oil Services
- Telecommunications
  - Wireline Services
  - Wireless Services
- Electric Power Generation
- Commodity Cyclicals

Douglas A. Miikkonen, CFA
- Technology
  - Computer Systems
  - Contract Manufacturing
  - Internet Services
  - Storage Hardware
- Generalist
  - Small/Medium Sized Growth Companies

David A. Brown, CFA
- Accounting & Corp. Governance
- Consumer Services
  - Entertainment
  - Media
- Consumer
  - Gaming
  - Housing & Related
  - Recreational Products

Stacey M. Curme
- Equity Trading
- Generalist
  - Minneapolis Based Growth Companies

Lori C. Hanson
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
  - Technical Research
- Consumer

Bradley W. Meyer
- Equity Trading
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
  - Technical Research

Dawn M. Frandrup
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
  - Technical Research

Int'l Geographic Specialists
SIT INTERNATIONAL PORTFOLIO MANAGERS/ANALYSTS (5)

International Geographic Research Responsibilities

Global Director of Research

Roger J. Sit

Europe

Roger J. Sit

Janet K. Kinzler

Tasha M. Murdoff

Asia

Roger J. Sit – Japan

Raymond E. Sit - Asia

Jun Xia - Greater China

Canada

Janet K. Kinzler

Tasha M. Murdoff

Emerging Markets

Raymond E. Sit

Tasha M. Murdoff

Investment Strategy

Eugene C. Sit

Roger J. Sit

Raymond E. Sit

Janet K. Kinzler

Tasha M. Murdoff

Global Industry Specialists

Sit Investment Industry Analysts (15)

Quantitative

Tasha M. Murdoff

Representative Client List
December 2006

Growth Equity	Fixed Income
ConAgra Inc. Benefit Plan	Indiana State Police
Denver Employees' Retirement Plan	LSI Logic Corporation
Los Angeles City ERS	Mayo Foundation
Close TEAMS	MLM – The Lawyers Company
	Safety National Insurance

This list of clients was selected at random and not by performance based criteria. It is not known whether the listed clients approve or disapprove of the advisory services provided by Sit Investment Associates, Inc. and its affiliates.

II. Philosophy and Decision-Making Process

Growth Equity Investment Philosophy

Sit Investment Associates' investment philosophy targets growth-oriented opportunities. Generally, we look to invest in companies with the potential to increase earnings at a faster rate than the representative economy and market index.

- We believe that earnings growth is the primary determinant of superior long-term returns.
- We are opportunistic investors; we believe in high and consistent growth companies as well as conservative and cyclical growth companies.
- We manage our portfolios on an active basis, concentrating our investments in the best growth opportunities at the most reasonable valuation levels.

TOP-DOWN ANALYSIS
(Investment Committee)

- Macro Variables
- Market Valuation

- Secular Trends
- Political Environment
- Economic Outlook
- Fiscal and Monetary Policy
- Sentiment

PORTFOLIO DECISIONS
(Investment Team)

- Regional and Country Allocation
- Industry & Sector Allocation
- Stock Selection

BOTTOM-UP ANALYSIS
(Portfolio Managers / Research Analysts)

- Fundamental Company & Industry Research
- Quantitative Valuation
- Specific Stock Recommendations

Sit Investment Associates
Communications Flow

Daily Communication

Discuss short-term developments

Earnings announcements

Latest current events

Weekly Communication

Review all equity portfolios

Sector and security weightings

Quantitative analysis

Attribution analysis

Buys/sells and changes to portfolios

Monthly/Quarterly Communication

Formulate investment outlook and strategy

Review market trends and leadership

Investment policy paper

Sit Investment Management Decision-Making Responsibilities

Equity Investment Management Group

Eugene C. Sit*
Peter L. Mitchelson
Roger J. Sit

Client Guidelines & Compliance	Investment Policy & Strategy	Fundamental Industry & Company Research	Portfolio/ Sector & **Quantitative Analysis**	**Portfolio** Management & Implementation	Equity **Trading**	Client Reporting & **Servicing**
• Client Portfolio Guidelines	• Asset Allocation • Regional Allocation • Country Allocation	• Stock and Industry Recommendations	• Quantitative Screens • Sector and Risk Analysis • Technical Analysis	• Portfolio Construction • Portfolio Implementation	• Trading and Brokerage Relationship	• Client Servicing and Marketing
Eugene C. Sit* Peter L. Mitchelson* Roger J. Sit* Lori C. Hanson Tasha M. Murdoff	Eugene C. Sit* Peter L. Mitchelson* Roger J. Sit* Ronald D. Sit Janet K. Kinzler	Roger J. Sit* Eugene C. Sit Peter L. Mitchelson Ronald D. Sit Robert W. Sit Kent L. Johnson David A. Brown John M. Bernstein Matthew T. Loucks Mark A. Pepper Michael J. Stellmacher Douglas A. Mikkonen Janet K. Kinzler Tasha M. Murdoff Raymond E. Sit Jun Xia	Kent L. Johnson* Lori C. Hanson Tasha M. Murdoff Dawn M. Frandrup	Eugene C. Sit* Roger J. Sit* Peter L. Mitchelson Kent L. Johnson Janet K. Kinzler Tasha M. Murdoff Raymond E. Sit	Stacey M. Curme Bradley W. Meyer	Eugene C. Sit* Peter L. Mitchelson* Roger J. Sit* David A. Brown Kent L. Johnson John M. Bernstein Tasha M. Murdoff

*Team Leaders

Growth Equity Investing
Industry/Sector Allocation

- Our investment philosophy identifies and focuses on investments in industries and sectors with above-average and sustainable growth prospects;
- Since we believe that earnings growth will lead to higher stock prices, we concentrate on companies with strong long-term growth prospects;
- We also focus on secular forces in the global economy and their impact on investment opportunities over the intermediate term (including such issues as globalization, energy supply and demand variables and impacts of a lower US Dollar).
- Finally, we work to identify and focus on secular forces that have long-term investment significance for growth-oriented investors. Current examples include:
  - Demographics/Consumer Trends;
  - Savings & Investment;
  - Information Requirements;
  - Consolidation; and
  - Outsourcing

Fundamental Research Process

Stock Selection

- We invest in industry sectors and companies with high earnings per share and revenue growth purchased at reasonable valuation in relation to industry peers, historic levels, and earnings growth rates
- We concentrate our fundamental research efforts on the most promising growth companies with strong fundamentals and companies having the following attributes:
  - World-class or regionally dominant
  - New and/or distinctive products or services
  - Innovative and responsive to change
- Investment holdings generally reflect the following investment characteristics:
  - High ROE's; high growth rates (projected & historical); higher relative P/E ratios; strong balance sheets; and lower dividend yields
- Significant databases and quantitative tools (earnings revision models) are used to identify and evaluate opportunities

Domestic Sell Disciplines

Based on Experience and Judgment

Company Specific

- Fundamentals change/earnings disappoint
- Quantitative models indicate deteriorating earnings trends
- Trimming holdings based on appreciation (profit taking)

Strategic

- Rotating sector emphasis based on earnings outlook (e.g., selling a sector with the weakest outlook and buying sector with the most positive outlook).
- Raising cash to become defensive

Domestic Portfolio Risk Management Procedures

Market Level:

- Overall *market valuations* are monitored, with a focus on valuations relative to interest rates, the corporate earnings outlook, and historical norms.
- *Macroecomomic issues* are discussed in monthly strategy meetings where various economic and political issues and their potential impact on the portfolio are discussed. Weekly investment meetings are held where various business trends and changes and their potential impact on the portfolio are discussed.

Portfolio Level:

- *Sector weightings* are reviewed on a weekly basis. If the industry sector is small, the limits could range from 0 to several times the benchmark, while larger categories will range from 50% of the benchmark to 1 ½-2 times the benchmark.
- *Industry weightings* are reviewed to monitor exposures and to identify "bets" that may not be apparent in sector weighting analysis.
- *Sector correlations* are reviewed periodically to assess potential diversification benefits of sector weightings, thereby reducing risk.
- *Cash/equity allocation*, within specified client guidelines, are monitored continuously.
- A *model portfolio* is used at the portfolio level to monitor sector weighting decisions and ensure consistency of client results across similar mandates.
- *Performance attribution* reports are used to measure the impact and potential risks associated with active bets in individual securities and sectors.

Security Level:

- *Individual stock weightings* are monitored. Except in rare occasions, we will not own more than a 5% position in an individual security. Individual stocks are divided into three tier groups, with specific weights determined by liquidity, risk/reward opportunity, and fundamental outlook.
- *Valuations* are regularly reviewed in weekly meetings. Relative valuations are emphasized based on growth rates, peer groups, historical averages, and the broad market.
- Since a key to sustained outperformance is avoiding earnings disappointments, *earnings risk* is regularly reviewed by studying trends in earnings revisions and sales. We have developed a proprietary earnings revision model that serves to summarize revision activity into a single "decile score."

Quantitative Risk Measurements:

- In terms of *historical performance*, we review internally-generated reports along with reports provided using Frank Russell Company software to monitor the relative returns and risk characteristics (i.e., beta, tracking error, standard deviation).
- In addition to portfolio level valuations, we use a *multi-factor predictive beta* provided by Northfield Information Services, Inc. to measure systematic risk of the portfolio, as well as a more detailed analysis of non-systematic exposures.

Equity Investment Management

Enhancing the Investment Process

Resource Allocation:

- Dedicating more resources to accounting and corporate governance issues and their effects on stock selection.

Reducing Portfolio Impact from Accounting and Corporate Frauds:

- Immediate sale of half the investment position in any company involved in allegations of fraud, etc.
- Assign teams of senior equity specialists to evaluate key issues for further portfolio action.

Improving Stock Selection Productivity:

- Increased Research Focus:
  - Fundamental changes
  - Revenues
  - Margins
  - Earnings
  - Cash Flows
- Increased Diversification of Portfolio Holdings:
  - Limit position size
  - Slightly increasing number of portfolio names
  - Reduce tracking error

Researching Equity Risk Models:

- Detailed analysis of Northfield Information Services' U.S. Fundamental Risk Model.

Decision-Making/Portfolio Construction

Team Management Approach With Active Leadership From Senior Investment Professionals	Senior professionals determine investment strategy and sector emphasis. Research analysts prepare conclusion-oriented research reports and provide key input on stock selection.
Use of Model Portfolios	Client accounts hold same securities/weightings as permitted by restrictions.
Number of Names/Security Weightings	70 to 90 names - 3 separate tier weightings ranging from 1% to 5%
Maximum Investment In Any One Security	5% of portfolio
Maximum Exposure to a Single Industry Sector	Approximately 1 ½ - 2 times the benchmark for larger sectors. Smaller sectors could be larger.
Minimum Exposure to a Single Industry Sector	0%
Cash Holdings	0% to 10% (as permitted by restrictions)

III. Large Cap Growth Fund

Please refer to disclosure on title page.
The following performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Large Cap Growth Investment Universe

December 31, 2006

SCREEN #1 Market Cap > $10.0B	# OF COMPANIES	SECTOR WEIGHT
Non-Energy Minerals	13	3.6
Producer Manufacturing	27	7.4
Electronic Technology	29	7.9
Consumer Durables	8	2.2
Energy Minerals	21	5.8
Process Industries	11	3.0
Health Technology	25	6.8
Consumer Non-Durables	21	5.8
Industrial Services	17	4.7
Commercial Services	7	1.9
Technology Services	15	4.1
Health Services	9	2.5
Consumer Services	27	7.4
Retail Trade	25	6.8
Transportation	8	2.2
Utilities	19	5.2
Finance	74	20.3
Communications	9	2.5
TOTAL	**365**	**100.0**

SCREEN #2 IBES Long Term EPS Growth > 10% or '05 -'06 and '06 -'07 EPS Growth > 10%	# OF COMPANIES	SECTOR WEIGHT	S&P 500 WEIGHT	Russell 1000 Growth WEIGHT	Sit Large Cap Growth Fund WEIGHT
Non-Energy Minerals	8	3.0	1.2	1.0	1.7
Producer Manufacturing	26	9.7	8.5	10.2	9.9
Electronic Technology	**25**	**9.4**	**9.3**	**15.4**	**11.3**
Consumer Durables	5	1.9	1.5	1.6	0.0
Energy Minerals	**10**	**3.7**	**7.8**	**1.5**	**8.2**
Process Industries	9	3.4	2.2	2.0	2.3
Health Technology	**18**	**6.7**	**9.5**	**13.4**	**11.1**
Consumer Non-Durables	8	3.0	7.3	7.1	4.5
Industrial Services	14	5.2	2.3	2.9	4.2
Commercial Services	6	2.2	1.3	2.6	0.0
Technology Services	**15**	**5.6**	**5.5**	**9.9**	**8.8**
Health Services	9	3.4	2.5	4.1	2.2
Consumer Services	24	9.0	4.9	5.6	6.0
Retail Trade	**23**	**8.6**	**5.4**	**9.5**	**6.4**
Transportation	8	3.0	1.7	2.6	2.1
Utilities	8	3.0	3.5	1.4	1.6
Finance	**48**	**18.0**	**22.1**	**8.4**	**16.2**
Communications	3	1.1	3.5	0.9	3.8
TOTAL	**267**	**100.0**	**100.0**	**100.0**	**100.0**

Source: FactSet Research and Sit Investment Associates

Rotation of Major Industry Weights Over Time

Sit Large Cap Growth

PORTFOLIO WEIGHTINGS	12/03	03/04	06/04	09/04	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06
NON-ENERGY MINERALS	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.8%	1.4%	1.5%	1.4%	1.7%
PRODUCER MANUFACTURING	7.7	8.3	9.0	8.1	8.5	9.7	8.4	8.8	8.3	10.3	11.2	10.2	9.9
ELECTRONIC TECHNOLOGY	16.6	16.5	15.4	13.5	13.3	12.8	13.2	12.5	11.3	11.8	11.4	11.7	11.3
CONSUMER DURABLES	1.8	1.0	1.4	1.1	0.5	0.5	0.5	1.0	0.4	0.0	0.0	0.0	0.0
ENERGY MINERALS	4.8	6.3	7.1	8.7	8.4	10.0	9.9	11.8	10.5	10.7	11.8	9.4	8.2
PROCESS INDUSTRIES	0.0	0.0	0.0	0.0	0.0	1.0	1.3	1.4	1.4	2.6	2.1	2.2	2.3
HEALTH TECHNOLOGY	16.0	16.1	15.4	15.9	14.9	13.2	13.9	14.7	15.6	13.1	12.5	12.6	11.1
CONSUMER NON-DURABLES	4.1	4.5	4.6	5.2	4.9	5.3	4.5	4.6	3.6	3.2	3.3	4.7	4.5
INDUSTRIAL SERVICES	1.2	1.4	1.4	1.5	1.9	2.0	3.5	3.8	4.5	4.8	5.0	4.0	4.2
COMMERCIAL SERVICES	2.1	0.9	0.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
TECHNOLOGY SERVICES	11.1	10.2	11.4	10.8	10.4	9.0	8.5	8.2	7.9	8.3	7.8	7.7	8.8
HEALTH SERVICES	2.1	2.4	2.3	2.8	2.6	3.0	4.2	3.9	3.1	2.8	2.3	2.5	2.2
CONSUMER SERVICES	6.0	5.2	6.2	6.9	8.2	7.7	7.3	5.1	5.4	5.1	5.4	5.3	6.0
RETAIL TRADE	8.1	7.9	8.5	8.2	7.8	7.6	7.7	6.4	6.8	5.8	5.4	6.6	6.4
TRANSPORTATION	0.8	1.1	1.1	2.3	3.1	2.8	2.3	2.8	2.8	3.3	3.1	2.1	2.1
UTILITIES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.6	1.0	1.4	1.3	1.4	1.6
FINANCE	13.4	13.7	11.6	12.0	12.2	12.1	11.2	10.7	13.3	13.2	13.1	15.6	16.2
COMMUNICATIONS	4.2	4.5	4.0	3.1	3.3	3.4	3.6	3.7	3.3	2.3	2.7	2.7	3.8
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

S&P 500 WEIGHTING	12/03	03/04	06/04	09/04	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06
NON-ENERGY MINERALS	1.1%	1.1%	1.0%	1.2%	1.1%	1.1%	1.0%	1.1%	1.2%	1.2%	1.2%	1.1%	1.2%
PRODUCER MANUFACTURING	8.4	8.3	8.9	9.1	9.2	9.3	8.9	8.7	8.9	8.9	8.9	8.6	8.5
ELECTRONIC TECHNOLOGY	11.3	11.0	10.7	9.4	9.9	9.5	9.7	10.0	9.9	9.9	9.1	9.4	9.3
CONSUMER DURABLES	1.8	1.8	1.8	1.8	1.8	1.7	1.7	1.7	1.6	1.7	1.5	1.5	1.5
ENERGY MINERALS		5.1	5.5	6.2	5.9	7.3	7.3	8.2	7.4	7.5	7.8	7.4	7.8
PROCESS INDUSTRIES	2.2	2.1	2.2	2.2	2.3	2.4	2.2	2.0	2.1	2.2	2.2	2.2	2.2
HEALTH TECHNOLOGY	11.6	11.1	11.3	11.0	10.4	10.3	10.6	10.2	10.1	9.9	9.5	10.0	9.5
CONSUMER NON-DURABLES	7.8	8.0	8.0	7.7	7.7	7.9	7.6	7.8	7.5	7.1	7.3	7.4	7.3
INDUSTRIAL SERVICES	1.2	1.3	1.3	1.4	1.4	1.6	1.8	2.1	2.2	2.5	2.6	2.2	2.3
COMMERCIAL SERVICES	1.2	1.2	1.2	1.1	1.2	1.2	1.1	1.1	1.2	1.3	1.2	1.2	1.3
TECHNOLOGY SERVICES	6.0	5.6	6.1	6.0	5.9	5.4	5.2	5.1	4.9	4.8	5.2	5.3	5.5
HEALTH SERVICES	1.8	1.9	2.1	2.0	2.3	2.5	2.8	2.9	3.1	3.1	2.8	2.8	2.5
CONSUMER SERVICES	5.4	5.2	5.1	4.9	5.2	5.5	5.2	5.0	4.8	4.7	5.0	4.7	4.9
RETAIL TRADE	7.1	7.3	7.0	7.1	7.1	6.9	6.6	6.1	6.0	6.0	5.9	5.6	5.4
TRANSPORTATION	1.6	1.5	1.6	1.6	1.8	1.7	1.5	1.6	1.8	1.9	2.0	1.7	1.7
UTILITIES	2.6	2.7	2.6	2.9	3.0	3.1	3.4	3.6	3.3	3.2	3.4	3.4	3.5
FINANCE	20.5	21.2	20.2	20.5	20.5	19.6	20.2	19.6	21.0	20.8	21.2	21.9	22.1
COMMUNICATIONS	3.4	3.5	3.4	3.7	3.3	3.1	3.2	3.1	3.0	3.3	3.3	3.5	3.5
	95.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Industry Sector Portfolio Evaluation

Sit Large Cap Growth

December 31, 2006

NON-ENERGY MINERALS	$000	% EQUITY
ALLEGHENY TECHNOLOGIES INC	762	0.8
SOUTHERN COPPER CORP	517	0.5
FREEPORT-MCMORAN COPPER	396	0.4
		1.7

PRODUCER MANUFACTURING	$000	% EQUITY
GENERAL ELECTRIC CO	2,821	2.8
BOEING CO	1,688	1.7
EMERSON ELECTRIC CO	1,490	1.5
GENERAL DYNAMICS CORP	1,234	1.2
UNITED TECHNOLOGIES CORP	1,144	1.1
ITT CORPORATION	824	0.8
CATERPILLAR INC	534	0.5
PRECISION CASTPARTS CORP	329	0.3
		9.9

ELECTRONIC TECHNOLOGY	$000	% EQUITY
CISCO SYSTEMS INC	2,853	2.8
QUALCOMM INC	1,542	1.5
ANALOG DEVICES	1,210	1.2
NOKIA CORP ADR	1,187	1.2
HEWLETT-PACKARD CO	1,104	1.1
E M C CORP MASS	1,010	1.0
INTEL CORP	1,006	1.0
MOTOROLA INC	864	0.9
TEXAS INSTRUMENTS INC	383	0.4
APPLE COMPUTER INC	331	0.3
		11.3

ENERGY MINERALS	$000	% EQUITY
XTO ENERGY INC	1,617	1.6
OCCIDENTAL PETROLEUM CORP	1,563	1.5
SUNCOR ENERGY INC	1,539	1.5
SOUTHWESTERN ENERGY CO	1,122	1.1
VALERO ENERGY CORP	1,018	1.0
MURPHY OIL CORP	900	0.9
ULTRA PETROLEUM CORP	530	0.5
		8.2

PROCESS INDUSTRIES	$000	% EQUITY
MONSANTO CO	1,271	1.3
AIR PRODUCTS & CHEMICALS INC	1,061	1.0
		2.3

HEALTH TECHNOLOGY	$000	% EQUITY
GENENTECH INC	2,036	2.0
CELGENE CORP	1,714	1.7
GILEAD SCIENCES INC	1,286	1.3
PFIZER INC	1,094	1.1
AMGEN INC	1,066	1.0
ABBOTT LABORATORIES	1,018	1.0
JOHNSON & JOHNSON	974	1.0
LILLY ELI & CO	927	0.9
ST JUDE MEDICAL INC	567	0.6
ZIMMER HLDGS INC	541	0.5
		11.1

CONSUMER NON-DURABLES	$000	% EQUITY
PEPSICO INC	1,995	2.0
PROCTER & GAMBLE CO	1,440	1.4
COLGATE PALMOLIVE CO	1,099	1.1
		4.5

INDUSTRIAL SERVICES	$000	% EQUITY
SCHLUMBERGER LTD	2,046	2.0
NOBLE CORPORATION	1,553	1.5
NABORS INDUSTRIES LTD	476	0.5
MCDERMOTT INTL INC	219	0.2
		4.2

TECHNOLOGY SERVICES	$000	% EQUITY
MICROSOFT CORP	2,296	2.3
GOOGLE INC	1,796	1.8
AUTOMATIC DATA PROCESSING	1,064	1.0
SAP AKTIENGESELLSCHAFT ADR	961	0.9
FIRST DATA CORP	822	0.8
WESTERN UNION CO	722	0.7
ADOBE SYSTEMS INC	674	0.7
YAHOO INC	352	0.3
ORACLE CORP	192	0.2
		8.8

HEALTH SERVICES	$000	% EQUITY
UNITEDHEALTH GROUP INC	1,220	1.2
WELLPOINT HEALTH NETWORK	1,023	1.0
		2.2

CONSUMER SERVICES	$000	% EQUITY
HARRAHS ENTERTAINMENT INC	1,654	1.6
COMCAST CORP	1,621	1.6
MARRIOTT INTL INC	1,393	1.4
NEWS CORP LTD	786	0.8
STARBUCKS CORP	606	0.6
		6.0

RETAIL TRADE	$000	% EQUITY
TARGET CORP	1,900	1.9
CVS CORP	1,660	1.6
BEST BUY CO INC	1,318	1.3
PENNEY J C INC	1,060	1.0
LOWES COS INC	554	0.5
		6.4

TRANSPORTATION	$000	% EQUITY
BURLINGTON NORTHERN SANTA FE	1,092	1.1
UTI WORLDWIDE INC	1,020	1.0
		2.1

UTILITIES	$000	% EQUITY
EQUITABLE RESOURCES INC	1,587	1.6
		1.6

FINANCE	$000	% EQUITY
CITIGROUP INC	2,618	2.6
FRANKLIN RESOURCES INC	2,137	2.1
GOLDMAN SACHS GROUP INC	2,053	2.0
JPMORGAN CHASE & CO	1,777	1.8
AMERICAN INTERNATIONAL GROUP	1,753	1.7
WELLS FARGO & CO	1,572	1.5
AMERICAN EXPRESS CO	1,159	1.1
PRUDENTIAL FINANCIAL INC	1,108	1.1
MELLON FINL CORP	1,079	1.1
MERRILL LYNCH & CO INC	857	0.8
CHICAGO MERC EXCH HOLDINGS	306	0.3
		16.2

COMMUNICATIONS	$000	% EQUITY
CROWN CASTLE INTL CORP	2,009	2.0
VODAFONE GROUP ADR	987	1.0
NII HOLDINGS INC	818	0.8
		3.8

Portfolio Market Capitalization Summary

Sit Large Cap Growth

December 31, 2006

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
GENERAL ELECTRIC CO	73,800	43.317	37.310	3.8	383,514
MICROSOFT CORP	71,900	31.591	39.810	3.3	393,538
CITIGROUP INC	47,000	43.585	55.700	3.1	373,191
PROCTER & GAMBLE CO	33,400	41.319	14.370	1.4	303,151
JOHNSON & JOHNSON	14,750	38.179	11.030	1.0	191,415
PFIZER INC	43,333	31.733	35.900	1.1	181,751
AMERICAN INTERNATIONAL GROUP	34,413	70.101	71.110	1.7	181,391
JPMORGAN CHASE & CO	31,800	40.313	48.300	1.8	117,551
CISCO SYSTEMS INC	104,400	15.539	37.330	3.8	115,917
VODAFONE GROUP ADR	35,535	37.819	37.780	1.0	141,584
WELLS FARGO & CO	44,300	17.391	35.510	1.5	130,049
INTEL CORP	49,700	40.705	30.350	1.0	111,713
HEWLETT-PACKARD CO	31,800	37.187	41.190	1.1	113,070
GOOGLE INC	3,900	333.008	410.480	1.8	103,815
PEPSICO INC	31,900	48.473	13.550	3.0	103,713
ORACLE CORP	11,300	17.373	17.140	0.3	88,803
GENENTECH INC	35,100	13.009	81.130	3.0	85,311
GOLDMAN SACHS GROUP INC	10,300	99.943	199.350	3.0	84,850
NOKIA CORP ADR	58,400	31.310	30.330	1.3	83,307
MERRILL LYNCH & CO INC	9,300	89.408	93.100	0.8	83,030
AMGEN INC	15,100	48.137	18.310	1.0	79,185
ABBOTT LABORATORIES	30,900	47.531	48.710	1.0	74,713
SCHLUMBERGER LTD	33,400	31.354	13.110	3.0	74,411
AMERICAN EXPRESS CO	19,100	30.119	10.170	1.1	73,094
APPLE COMPUTER INC	3,900	10.580	84.840	0.3	73,901
UNITEDHEALTH GROUP INC	33,700	31.458	53.730	1.3	73,374
BOEING CO	19,000	71.817	88.840	1.7	70,349
SAP AKTIENGESELLSCHAFT ADR	18,100	41.080	53.100	0.9	17,301
UNITED TECHNOLOGIES CORP	18,300	53.043	13.530	1.1	13,748
QUALCOMM INC	40,800	33.094	37.790	1.5	13,450
LILLY ELI & CO	17,800	17.749	53.100	0.9	58,951
COMCAST CORP	38,300	34.817	43.330	1.1	57,919
MOTOROLA INC	43,000	33.514	30.510	0.9	49,703
TARGET CORP	33,300	31.485	57.050	1.9	49,000
WELLPOINT HEALTH NETWORK	13,000	18.747	78.190	1.0	48,789
LOWES COS INC	17,800	37.534	31.150	0.5	47,435
NEWS CORP LTD	31,100	17.935	31.480	0.8	41,753
TEXAS INSTRUMENTS INC	13,300	33.514	38.800	0.4	43,731
OCCIDENTAL PETROLEUM CORP	33,000	19.411	48.830	1.5	41,070
PRUDENTIAL FINANCIAL INC	13,900	54.510	85.810	1.1	40,955
CATERPILLAR INC	8,700	40.100	11.330	0.5	39,897
SUNCOR ENERGY INC	19,500	30.711	78.910	1.5	31,378
EMERSON ELECTRIC CO	33,800	40.389	44.090	1.5	35,303
YAHOO INC	13,800	38.373	35.540	0.3	34,740
COLGATE-PALMOLIVE CO	11,850	59.034	15.340	1.1	33,534
VALERO ENERGY CORP	19,900	30.309	51.110	1.0	30,933
GENERAL DYNAMICS CORP	11,100	13.930	74.350	1.3	30,085
GILEAD SCIENCES INC	19,800	37.744	14.930	1.3	39,837
EMC CORP MASS	71,300	13.149	13.300	1.0	39,073
MONSANTO CO	34,300	41.334	53.530	1.3	38,539
FRANKLIN RESOURCES INC	19,400	15.708	110.170	3.1	37,933
AUTOMATIC DATA PROCESSING	31,100	41.777	49.350	1.0	37,117
STARBUCKS CORP	17,100	37.303	35.430	0.1	31,737
BURLINGTON NORTHERN SANTA FE	14,800	38.930	73.810	1.1	31,513
CVS CORP	33,700	30.130	30.910	1.1	35,451
ADOBE SYSTEMS INC	11,400	37.301	41.130	0.7	33,987
BEST BUY CO INC	31,800	43.451	49.190	1.3	33,133
CELGENE CORP	39,800	39.784	57.530	1.7	31,437
FIRST DATA CORP	33,300	34.407	35.530	0.8	19,543
MARRIOTT INTL INC	39,300	33.537	47.730	1.4	18,818
ZIMMER HLDGS INC	1,900	77.835	78.380	0.5	18,705
CHICAGO MERC EXCH HOLDINGS	100	303.494	509.750	0.3	17,741
MELLON FINL CORP	35,100	43.393	43.150	1.1	17,504
PENNEY J C INC	13,700	38.410	77.310	1.0	17,405
XTO ENERGY INC	34,311	34.758	47.050	1.1	17,317
WESTERN UNION CO	33,300	30.411	33.430	0.7	17,184
SOUTHERN COPPER CORP	9,100	34.504	53.890	0.5	15,819
HARRAHS ENTERTAINMENT INC	30,000	15.841	83.730	1.1	15,393
AIR PRODUCTS & CHEMICALS INC	15,100	13.031	70.380	1.0	15,341
ST JUDE MEDICAL INC	15,500	49.770	31.510	0.1	13,933
ANALOG DEVICES	31,800	31.181	33.870	1.3	11,343
FREEPORT-MCMORAN COPPER	7,100	54.133	55.730	0.4	10,971
PRECISION CASTPARTS CORP	4,300	17.749	78.380	0.3	10,133
ITT CORPORATION	14,500	41.111	51.830	0.8	10,495
NOBLE CORPORATION	30,400	10.558	71.150	1.5	10,334
NII HOLDINGS INC	13,700	14.357	14.440	0.8	9,919
MURPHY OIL CORP	17,700	48.137	50.850	0.9	9,513
ALLEGHENY TECHNOLOGIES INC	8,400	55.530	90.180	0.8	9,134
NABORS INDUSTRIES LTD	11,000	33.500	39.780	0.5	8,909
ULTRA PETROLEUM CORP	11,100	44.488	47.740	0.5	7,334
CROWN CASTLE INTL CORP	13,300	33.039	33.300	3.0	1,533
SOUTHWESTERN ENERGY CO	33,000	33.199	35.050	1.1	5,898
MCDERMOTT INTL INC	4,300	48.534	50.810	0.3	5,130
EQUITABLE RESOURCES INC	38,000	31.118	41.750	1.1	5,040
UTI WORLDWIDE INC	34,100	31.371	39.900	1.0	3,940

WEIGHTED AVERAGE:	79,331
UNWEIGHTED AVERAGE:	11,534
MEDIAN:	35,303

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 25.

Top 25 Holdings

Sit Large Cap Growth

December 31, 2006

Security	Sector	Market Value (000)	% of Equity	IBES LT Growth	C2007 P/E Ratio
GENERAL ELECTRIC CO	PRODUCER MANUFACTURING	$4,889	3.0%	10.4%	17 x
CISCO SYSTEMS INC	ELECTRONIC TECHNOLOGY	4,381	2.7%	14.4%	19 x
CITIGROUP INC	FINANCE	4,003	2.4%	10.1%	12 x
MICROSOFT CORP	TECHNOLOGY SERVICES	3,939	2.4%	11.7%	18 x
SCHLUMBERGER LTD	INDUSTRIAL SERVICES	3,347	2.0%	22.8%	17 x
PROCTER & GAMBLE CO	CONSUMER NON - DURABLES	3,329	2.0%	11.2%	20 x
FRANKLIN RESOURCES INC	FINANCE	3,283	2.0%	15.1%	N/A
GENENTECH INC	HEALTH TECHNOLOGY	3,270	2.0%	30.1%	31 x
PEPSICO INC	CONSUMER NON - DURABLES	3,146	1.9%	11.0%	19 x
TARGET CORP	RETAIL TRADE	3,129	1.9%	15.0%	16 x
CROWN CASTLE INTL CORP	COMMUNICATIONS	3,085	1.9%	16.7%	N/A
GOLDMAN SACHS GROUP INC	FINANCE	3,070	1.9%	15.5%	11 x
CELGENE CORP	HEALTH TECHNOLOGY	3,003	1.8%	53.2%	53 x
AMERICAN INTERNATIONAL GROUP	FINANCE	2,936	1.8%	12.6%	11 x
OCCIDENTAL PETROLEUM CORP	ENERGY MINERALS	2,744	1.7%	8.2%	10 x
JPMORGAN CHASE & CO	FINANCE	2,729	1.7%	10.0%	12 x
GOOGLE INC	TECHNOLOGY SERVICES	2,717	1.7%	36.6%	33 x
CVS CORP	RETAIL TRADE	2,652	1.6%	15.1%	16 x
MONSANTO CO	PROCESS INDUSTRIES	2,642	1.6%	25.8%	N/A
COMCAST CORP	CONSUMER SERVICES	2,620	1.6%	24.3%	31 x
WELLS FARGO & CO	FINANCE	2,518	1.5%	10.8%	13 x
BOEING CO	PRODUCER MANUFACTURING	2,505	1.5%	16.6%	19 x
HARRAHS ENTERTAINMENT INC	CONSUMER SERVICES	2,477	1.5%	14.9%	20 x
SUNCOR ENERGY INC	ENERGY MINERALS	2,446	1.5%	10.0%	19 x
NOBLE CORPORATION	INDUSTRIAL SERVICES	2,368	1.4%	51.6%	8 x
	TOTAL		47.0		

Number of Equity Holdings = 87

NM= non-meaningful, N/A=not applicable

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 25.

Performance Attribution Analysis By Economic Sector

December 31, 2005-December 31, 2006

	Sit Large Cap Growth Fund		Russell 1000 Growth		Attribution Analysis		
SIA SECTOR	**Average Weight**	**Total Return**	**Average Weight**	**Total Return**	**Selection + Interaction**	**Allocation Effect**	**Total Effect**
Finance	13.99	20.37	7.26	17.66	0.33	0.56	0.89
Energy Minerals	10.34	10.23	1.62	2.11	0.90	-0.23	0.67
Non-Energy Minerals	1.34	59.09	0.77	22.75	0.45	0.07	0.52
Retail Trade	6.09	6.05	9.83	2.22	0.21	0.27	0.47
Communications	2.73	20.79	0.78	21.22	0.01	0.24	0.25
Industrial Services	4.49	9.57	2.75	7.55	0.06	0.19	0.25
Consumer Durables	0.01	11.24	1.73	0.92	0.02	0.18	0.20
Consumer Services	5.49	26.14	5.15	24.18	0.10	0.08	0.18
Process Industries	2.14	20.63	1.80	17.00	0.08	0.03	0.11
Transportation	2.67	5.26	2.29	7.06	-0.18	0.24	0.06
Utilities	1.43	16.51	1.05	24.60	-0.08	0.11	0.03
Health Services	2.55	-9.53	4.54	-2.08	-0.25	0.22	-0.03
Producer Manufacturing	10.25	14.39	10.94	13.49	0.10	-0.14	-0.04
Technology Services	7.92	6.81	9.69	10.68	-0.29	-0.01	-0.30
Electronic Technology	11.77	2.51	15.41	5.84	-0.40	0.06	-0.34
Consumer Non-Durables	3.84	11.94	7.99	14.33	-0.08	-0.29	-0.37
Health Technology	12.95	0.25	13.88	6.05	-0.78	0.03	-0.75
Total	**100.00**	**10.82**	**100.00**	**9.07**	**0.18**	**1.56**	**1.74**

Holdings Data As Of
IGF007 12/30/2005 through 12/28/2006
Russell 1000 Growth 12/30/2005 through 12/28/2006

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 25.

Performance Comparison Report

Performance Comparison Report
Equity

January 31, 2007

	(12/31/93) Balanced Fund	S&P 500	Lehman Aggregate (5.1+100)	Lipper Balanced Fund	(12/31/03) Dividend Growth (I)	S&P 500	(3/31/06) Dividend Growth (S)	S&P 500	(9/2/82) Large Cap Growth Fund	Russell 1000 Growth	Russell 1000	S&P 500	(9/2/82) Mid Cap Growth Fund	Russell Mid Cap Gr.	Russell Mid Cap	S&P 400
01/31/06	34,879.33	4,405.97	1,338.13	3,713.11	13,138.38	4,405.97			140,341.37	419.18	3,035.30	4,405.97	314,358.37	1,019.33	4,931.33	1,433.98
02/28/06	34,107.77	4,417.91	1,343.34	3,734.93	13,139.31	4,417.91			138,343.38	418.33	3,013.33	4,417.91	331,137.34	1,001.18	4,930.40	1,440.80
03/31/06	34,717.43	4,473.91	1,330.03	3,810.99	13,879.31	4,473.91	10,000.00	4,473.91	140,470.33	434.70	3,103.19	4,473.91	313,313.90	1,034.81	3,043.33	1,471.78
04/30/06	34,938.33	4,533.83	1,337.83	3,874.33	13,117.00	4,533.83	10,174.13	4,533.83	143,880.79	434.13	3,143.93	4,533.83	313,033.13	1,039.30	3,077.18	1,497.10
05/31/06	34,318.07	4,403.39	1,331.31	3,737.87	13,830.99	4,403.39	9,930.13	4,403.39	137,110.04	409.74	3,030.13	4,403.39	348,914.30	990.38	4,901.79	1,430.03
06/30/06	34,300.17	4,408.33	1,339.11	3,734.43	13,914.19	4,408.33	10,031.94	4,408.33	137,339.19	408.13	3,034.13	4,408.33	331,818.14	981.34	4,913.47	1,430.34
07/31/06	34,385.88	4,435.41	1,345.73	3,780.39	13,143.39	4,435.41	10,300.11	4,435.41	131,133.90	400.33	3,010.84	4,435.41	344,898.19	930.89	4,804.91	1,389.33
08/31/06	34,371.33	4,541.03	1,314.80	3,893.48	13,439.33	4,541.03	10,414.30	4,541.03	137,438.71	413.83	3,134.31	4,541.03	343,385.88	973.80	4,931.91	1,405.43
09/30/06	34,913.13	4,158.19	1,375.91	3,977.43	13,331.31	4,158.19	10,313.71	4,158.19	139,849.33	434.30	3,308.49	4,158.19	331,387.33	994.98	3,011.14	1,414.83
10/31/06	33,133.87	4,810.03	1,384.33	4,111.17	13,933.19	4,810.03	10,831.71	4,810.03	144,811.33	439.13	3,317.38	4,810.03	311,741.33	1,033.19	3,313.78	1,473.71
11/30/06	31,139.39	4,901.44	1,399.33	4,334.30	14,117.71	4,901.44	10,980.38	4,901.44	148,349.78	447.80	3,388.34	4,901.44	371,808.30	1,073.19	3,401.48	1,331.11
12/31/06	31,131.34	4,970.01	1,391.71	4,380.11	14,334.31	4,970.01	11,133.34	4,970.01	148,393.83	449.33	3,431.11	4,970.01	370,141.93	1,014.03	3,400.94	1,313.71
01/31/07	31,373.98	3,045.31	1,391.18	4,348.34	14,147.07	3,045.31	11,343.71	3,045.31	133,301.73	410.90	3,497.84	3,045.31	377,339.19	1,103.71	3,383.49	1,318.73
1 Month	1.13%	1.31%	-0.04%	1.08%	3.04%	1.31%	1.91%	1.31%	3.30%	3.37%	1.93%	1.31%	3.43%	3.14%	3.38%	3.13%
3 Month	3.71%	4.89%	0.33%	3.79%	4.91%	4.89%	4.78%	4.89%	3.17%	4.91%	3.43%	4.89%	3.93%	1.73%	7.09%	1.43%
6 Month	9.43%	13.73%	3.13%	9.81%	11.44%	13.73%	11.31%	13.73%	11.89%	13.13%	14.38%	13.73%	13.30%	13.97%	11.30%	13.89%
YTD	1.13%	1.31%	-0.04%	1.08%	3.04%	1.31%	1.91%	1.31%	3.30%	3.37%	1.93%	1.31%	3.43%	3.14%	3.38%	3.13%
1 Year	1.83%	14.31%	4.38%	10.17%	13.89%	14.31%	n/a	n/a	8.37%	9.93%	14.48%	14.31%	4.91%	8.30%	13.34%	7.97%
3 Year	31.47%	34.37%	10.37%	37.43%	47.01%	34.37%	n/a	n/a	33.31%	33.18%	31.73%	34.37%	47.78%	43.70%	31.83%	41.70%
3 Year (A)	8.14%	10.32%	3.41%	8.41%	13.72%	10.32%	n/a	n/a	10.67%	7.05%	10.99%	10.32%	13.90%	12.85%	16.18%	13.63%
5 Year	38.73%	39.09%	31.90%	39.71%	n/a	n/a	n/a	n/a	37.13%	19.33%	43.11%	39.09%	43.34%	38.91%	90.38%	74.17%
5 Year (A)	5.18%	6.82%	4.88%	6.92%	n/a	n/a	n/a	n/a	4.92%	3.58%	7.51%	6.82%	7.47%	9.71%	13.77%	11.80%
10 Year	77.01%	114.44%	83.49%	101.03%	n/a	n/a	n/a	n/a	14.10%	13.81%	130.48%	114.44%	83.37%	131.78%	313.38%	333.39%
10 Year (A)	5.88%	7.93%	6.20%	7.23%	n/a	n/a	n/a	n/a	5.08%	5.00%	8.23%	7.93%	6.19%	8.53%	12.10%	13.46%
Inception (9/2/82)	113.71%	390.33%	118.19%	181.39%	41.47%	31.73%	13.44%	13.79%	1311.77%	1497.98%	3170.88%	3178.73%	3301.88%	n/a	n/a	3901.88%
Inception (A)	7.75%	10.97%	6.14%	8.37%	13.16%	10.66%	n/a	n/a	11.13%	12.01%	13.64%	13.65%	13.71%	n/a	n/a	16.30%
Registration (10/1/81)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1433.07%	1318.93%	3384.33%	3333.81%	3173.39%	n/a	n/a	4088.84%
Registration (A)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	11.31%	11.13%	13.33%	13.43%	14.03%	n/a	n/a	13.91%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 25.

IV. Mid Cap Growth Fund

Please refer to the general disclosure cited on the title page.
The following performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Mid Cap Growth Investment Universe

December 31, 2006

SCREEN #1 Market Cap $2.5B - $15B	# OF COMPANIES	SECTOR WEIGHT	SCREEN #2 IBES Long Term EPS Growth > 15% or '05 -'06 and '06-'07 EPS Growth > 15%	# OF COMPANIES	SECTOR WEIGHT	Russell Midcap Growth WEIGHT	S&P Midcap WEIGHT	Sit Mid Cap Growth Fund WEIGHT
Non-Energy Minerals	21	2.9	Non-Energy Minerals	9	2.8	1.8	1.8	2.3
Producer Manufacturing	48	6.6	Producer Manufacturing	27	8.4	7.6	9.2	7.8
Electronic Technology	**50**	**6.9**	**Electronic Technology**	**39**	**12.1**	**9.4**	**7.8**	**11.7**
Consumer Durables	28	3.9	Consumer Durables	7	2.2	5.3	3.2	1.6
Energy Minerals	**25**	**3.4**	**Energy Minerals**	**12**	**3.7**	**2.2**	**3.9**	**5.7**
Process Industries	41	5.7	Process Industries	13	4.0	2.8	4.1	1.0
Health Technology	**37**	**5.1**	**Health Technology**	**21**	**6.5**	**9.8**	**6.9**	**16.0**
Consumer Non-Durables	35	4.8	Consumer Non-Durables	7	2.2	5.0	2.6	3.7
Industrial Services	41	5.7	Industrial Services	27	8.4	6.2	4.3	5.7
Commercial Services	29	4.0	Commercial Services	18	5.6	4.7	4.6	0.0
Technology Services	**36**	**5.0**	**Technology Services**	**23**	**7.2**	**6.6**	**4.7**	**14.0**
Health Services	29	4.0	Health Services	16	5.0	5.2	4.2	4.5
Consumer Services	48	6.6	Consumer Services	26	8.1	8.7	4.5	3.5
Retail Trade	34	4.7	Retail Trade	17	5.3	9.0	8.2	5.3
Transportation	12	1.7	Transportation	7	2.2	2.4	3.0	2.4
Utilities	45	6.2	Utilities	9	2.8	1.8	8.7	0.0
Finance	**152**	**21.0**	**Finance**	**36**	**11.2**	**9.3**	**17.8**	**11.9**
Communications	14	1.9	Communications	7	2.2	2.2	0.6	3.1
TOTAL	**725**	**100.0**	**TOTAL**	**321**	**100.0**	**100.0**	**100.0**	**100.0**

Source: FactSet Research Systems and Sit Investment Associates

Rotation of Major Industry Weights Over Time

Sit Mid Cap Growth

PORTFOLIO WEIGHTINGS	12/02	12/03	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06
NON-ENERGY MINERALS	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.8%	1.1%	1.8%	1.6%	2.3%
PRODUCER MANUFACTURING	7.6	5.6	5.0	6.4	6.5	7.0	7.8	9.3	8.6	8.1	7.8
ELECTRONIC TECHNOLOGY	13.8	20.5	14.7	14.4	13.0	13.5	13.4	13.8	12.0	11.8	11.7
CONSUMER DURABLES	3.9	1.5	0.7	1.0	1.0	1.4	1.2	1.3	1.5	1.3	1.6
ENERGY MINERALS	3.4	3.5	7.2	10.0	10.7	12.3	11.6	9.9	11.0	8.4	5.7
PROCESS INDUSTRIES	1.2	1.0	0.0	1.0	0.0	0.0	0.0	0.0	0.0	0.9	1.0
HEALTH TECHNOLOGY	14.0	13.7	13.3	10.6	12.1	12.2	13.0	13.2	12.9	14.3	16.0
CONSUMER NON-DURABLES	1.8	1.8	2.0	2.3	2.6	2.3	2.4	2.1	2.3	3.1	3.7
INDUSTRIAL SERVICES	4.1	1.1	3.6	5.2	5.8	7.1	7.0	5.8	6.8	6.2	5.7
COMMERCIAL SERVICES	2.0	1.9	1.0	0.0	0.0	0.1	0.9	0.7	0.7	0.5	0.0
TECHNOLOGY SERVICES	13.2	17.5	19.4	16.6	14.8	14.0	12.7	13.3	12.5	12.4	14.0
HEALTH SERVICES	9.0	5.6	6.3	6.8	8.7	7.8	5.8	6.1	5.8	6.1	4.5
CONSUMER SERVICES	4.3	5.3	6.1	6.0	6.7	5.3	4.1	4.4	4.3	3.0	3.5
RETAIL TRADE	10.6	8.0	6.5	6.3	6.1	5.3	5.7	6.0	4.6	4.6	5.3
TRANSPORTATION	0.5	1.3	2.9	3.0	1.5	1.6	2.6	3.2	3.2	3.0	2.4
UTILITIES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
FINANCE	9.7	8.9	7.7	7.0	7.2	7.3	8.4	8.4	9.5	11.3	11.9
COMMUNICATIONS	0.9	2.8	3.6	3.5	3.3	2.8	2.6	1.4	2.6	3.4	3.1
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

RUSSELL MID CAP GROWTH WEIGHTINGS	12/02	12/03	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06
NON-ENERGY MINERALS	1.2	0.9	0.8	0.9	1.5	1.8	1.8	2.1	2.2	1.7	1.8
PRODUCER MANUFACTURING	4.3	4.7	6.5	6.5	7.9	8.1	7.8	8.1	8.3	7.4	7.6
ELECTRONIC TECHNOLOGY	10.0	15.9	14.0	13.4	11.9	12.5	12.4	12.8	12.0	10.1	9.4
CONSUMER DURABLES	3.9	4.2	4.9	4.9	5.5	5.0	4.8	4.5	3.9	5.3	5.3
ENERGY MINERALS	1.5	1.2	1.3	1.5	4.8	6.1	5.7	5.5	6.1	2.0	2.2
PROCESS INDUSTRIES	1.7	2.4	1.7	1.6	1.4	1.3	1.4	1.4	1.4	2.6	2.8
HEALTH TECHNOLOGY	13.8	12.6	11.4	11.1	9.9	10.0	10.2	9.6	9.5	9.6	9.8
CONSUMER NON-DURABLES	4.1	3.1	3.9	3.9	3.2	2.9	2.8	2.8	2.9	4.9	5.0
INDUSTRIAL SERVICES	3.6	2.6	3.5	3.9	4.1	4.9	4.9	4.8	5.3	6.2	6.2
COMMERCIAL SERVICES	6.2	5.7	5.7	5.4	5.2	5.4	5.6	5.8	5.6	4.6	4.7
TECHNOLOGY SERVICES	12.4	10.2	9.9	9.1	7.6	7.0	6.9	7.0	7.2	6.6	6.6
HEALTH SERVICES	9.9	8.0	6.4	8.5	6.9	6.7	6.4	6.2	6.3	5.6	5.2
CONSUMER SERVICES	10.4	11.3	10.4	10.4	9.8	8.9	8.7	8.7	8.5	8.1	8.7
RETAIL TRADE	9.2	9.0	8.0	8.1	8.6	7.6	7.9	7.7	7.5	9.3	9.0
TRANSPORTATION	0.7	0.9	1.9	1.7	1.7	1.8	2.1	2.2	2.6	2.5	2.4
UTILITIES	0.1	0.3	0.7	0.8	1.0	1.0	0.9	0.9	1.0	1.7	1.8
FINANCE	4.9	6.1	7.7	7.0	7.6	7.5	8.0	8.2	8.3	9.3	9.3
COMMUNICATIONS	2.1	0.9	1.2	1.3	1.6	1.5	1.6	1.6	1.5	2.3	2.2
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Industry Sector Portfolio Evaluation

Sit Mid Cap Growth

December 31, 2006

NON-ENERGY MINERALS	$000	% EQUITY
ALLEGHENY TECHNOLOGIES INC	1,832	1.0
SOUTHERN COPPER CORP	1,142	0.6
RTI INTL METALS INC	1,119	0.6
		2.3

PRODUCER MANUFACTURING	$000	% EQUITY
PRECISION CASTPARTS CORP	3,632	2.0
ITT CORPORATION	2,386	1.3
IDEX CORP	1,991	1.1
AMETEK INC	1,909	1.0
ANIXTER INTL INC	1,835	1.0
JACOBS ENGINEERING GROUP INC	1,354	0.7
ROCKWELL COLLINS INC	1,025	0.6
		7.8

ELECTRONIC TECHNOLOGY	$000	% EQUITY
BROADCOM CORP	3,140	1.7
ANALOG DEVICES	2,996	1.6
XILINX INC	2,421	1.3
NETWORK APPLIANCE INC	2,286	1.3
JUNIPER NETWORKS INC	2,069	1.1
APPLE COMPUTER INC	2,036	1.1
KLA-TENCOR CORP	1,881	1.0
LAM RESEARCH CORP	1,797	1.0
TRIMBLE NAVIGATION LTD	1,342	0.7
TELLABS INC	1,301	0.7
		11.7

CONSUMER DURABLES	$000	% EQUITY
SCIENTIFIC GAMES CORP	2,198	1.2
ELECTRONIC ARTS INC	710	0.4
		1.6

ENERGY MINERALS	$000	% EQUITY
XTO ENERGY INC	4,160	2.3
SOUTHWESTERN ENERGY CO	2,678	1.5
APACHE CORP	1,929	1.1
MURPHY OIL CORP	1,658	0.9
		5.7

PROCESS INDUSTRIES	$000	% EQUITY
AIRGAS INC	1,840	1.0
		1.0

HEALTH TECHNOLOGY	$000	% EQUITY
CELGENE CORP	7,922	4.4
THERMO FISHER SCIENTIFIC INC	2,991	1.6
GILEAD SCIENCES INC	2,785	1.5
INTUITIVE SURGICAL INC	2,556	1.4
ALCON INC	2,537	1.4
KYPHON INC	2,182	1.2
ALLERGAN INC	2,072	1.1
SURMODICS INC	1,612	0.9
ELAN PLC ADR	1,330	0.7
ADVANCED MEDICAL OPTICS INC	1,193	0.7
VERTEX PHARMACEUTICALS INC	1,085	0.6
IDEXX LABS INC	817	0.4
		16.0

CONSUMER NON-DURABLES	$000	% EQUITY
COACH INC	5,916	3.2
HANSEN NATURAL CORP	791	0.4
		3.7

INDUSTRIAL SERVICES	$000	% EQUITY
NOBLE CORPORATION	2,757	1.5
SMITH INTERNATIONAL INC	2,674	1.5
MCDERMOTT INTL INC	2,660	1.5
BJ SERVICES CO	1,431	0.8
NABORS INDUSTRIES LTD	876	0.5
		5.7

TECHNOLOGY SERVICES	$000	% EQUITY
COGNIZANT TECH SOLUTIONS	3,819	2.1
ADOBE SYSTEMS INC	3,314	1.8
PAYCHEX INC	2,910	1.6
MCAFEE INC	2,370	1.3
CERIDIAN CORP	2,311	1.3
AUTODESK INC	1,906	1.0
AMDOCS LTD	1,856	1.0
AKAMAI TECHNOLOGIES INC	1,479	0.8
BUSINESS OBJECTS SA ADR	1,361	0.7
GLOBAL PAYMENTS INC	1,283	0.7
NAVTEQ CORP	1,233	0.7
INTUIT INC	918	0.5
BEA SYSTEMS INC	808	0.4
		14.0

HEALTH SERVICES	$000	% EQUITY
CAREMARK RX INC	2,259	1.2
LABORATORY CP OF AMER HLDGS	2,219	1.2
STERICYCLE INC	2,114	1.2
COVENTRY HEALTH CARE INC	1,557	0.9
		4.5

CONSUMER SERVICES	$000	% EQUITY
MARRIOTT INTL INC	2,501	1.4
INTL GAME TECHNOLOGY	2,010	1.1
HARRAHS ENTERTAINMENT INC	1,812	1.0
		3.5

RETAIL TRADE	$000	% EQUITY
STAPLES INC	1,983	1.1
CHICOS FAS INC	1,949	1.1
NORDSTROM INC	1,909	1.0
BEST BUY CO INC	1,848	1.0
GAMESTOP CORP	1,042	0.6
WHOLE FOODS MARKET INC	896	0.5
		5.3

TRANSPORTATION	$000	% EQUITY
UTI WORLDWIDE INC	2,494	1.4
C H ROBINSON WORLDWIDE INC	1,795	1.0
		2.4

FINANCE	$000	% EQUITY
AFFILIATED MANAGERS GRP INC	3,932	2.2
TCF FINANCIAL CORP	3,436	1.9
ACE LTD	3,092	1.7
PRICE T ROWE GROUP INC	2,385	1.3
HCC INSURANCE HOLDINGS INC	1,916	1.1
LEHMAN BROS HLDGS INC	1,726	0.9
INTERCONTINENTALEXCHANGE INC	1,683	0.9
HUDSON CITY BANCORP INC	1,322	0.7
CHICAGO MERC EXCH HOLDINGS	1,121	0.6
NORTHERN TRUST CORP	1,007	0.6
		11.9

COMMUNICATIONS	$000	% EQUITY
NII HOLDINGS INC	2,868	1.6
AMERICAN TOWER CORP	2,781	1.5
		3.1

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 33.

Portfolio Market Capitalization Summary

Sit Mid Cap Growth

December 31, 2006

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
APPLE COMPUTER INC	34,000	33.737	84.840	1.1	73,901
LEHMAN BROS HLDGS INC	33,100	44.343	78.120	0.9	41,408
ALCON INC	23,700	80.370	111.770	1.4	33,787
GILEAD SCIENCES INC	43,900	50.033	64.930	1.5	29,857
CAREMARK RX INC	39,550	37.310	57.110	1.3	24,355
ADOBE SYSTEMS INC	80,590	30.993	41.120	1.8	23,987
BEST BUY CO INC	37,375	39.185	49.190	1.0	23,633
APACHE CORP	39,000	33.438	66.510	1.1	21,909
CELGENE CORP	137,700	11.077	57.530	4.4	21,437
ACE LTD	51,050	47.451	60.570	1.7	19,755
STAPLES INC	74,375	11.790	26.700	1.1	19,394
MARRIOTT INTL INC	53,400	33.043	47.720	1.4	18,818
THERMO FISHER SCIENTIFIC INC	41,050	33.403	45.290	1.1	18,482
ALLERGAN INC	17,300	104.100	119.740	1.1	18,143
CHICAGO MERC EXCH HOLDINGS	3,300	473.030	509.750	0.1	17,741
XTO ENERGY INC	88,411	23.081	47.050	2.3	17,317
SOUTHERN COPPER CORP	31,300	33.994	53.890	0.1	15,819
AMERICAN TOWER CORP	74,100	17.981	37.280	1.5	15,813
COACH INC	137,700	9.738	42.960	3.3	15,787
ELECTRONIC ARTS INC	14,100	53.995	50.360	0.4	15,531
INTL GAME TECHNOLOGY	43,300	41.913	46.200	1.1	15,493
HARRAHS ENTERTAINMENT INC	21,900	69.819	82.720	1.0	15,393
BROADCOM CORP	97,175	21.151	32.310	1.7	15,147
PAYCHEX INC	73,100	38.307	39.540	1.1	15,019
NETWORK APPLIANCE INC	58,300	38.132	39.280	1.3	14,184
NORTHERN TRUST CORP	11,100	51.135	60.690	0.1	13,330
NORDSTROM INC	38,700	31.004	49.340	1.0	13,182
PRICE T ROWE GROUP INC	54,300	31.313	43.770	1.3	11,539
ANALOG DEVICES	91,150	35.101	32.870	1.1	11,343
COGNIZANT TECH SOLUTIONS	49,500	37.334	77.160	2.1	10,941
JUNIPER NETWORKS INC	109,550	23.181	18.940	1.1	10,715
INTUIT INC	30,100	33.343	30.510	0.5	10,837
ROCKWELL COLLINS INC	11,300	59.730	63.290	0.1	10,633
PRECISION CASTPARTS CORP	41,400	45.318	78.280	3.0	10,623
ITT CORPORATION	43,000	39.394	56.820	1.3	10,495
NOBLE CORPORATION	31,300	65.393	76.150	1.5	10,334
NII HOLDINGS INC	44,500	55.301	64.440	1.1	9,919
KLA-TENCOR CORP	37,800	55.044	49.750	1.0	9,905
MURPHY OIL CORP	33,100	35.151	50.850	0.9	9,513
AUTODESK INC	47,100	33.798	40.460	1.0	9,301
LABORATORY CP OF AMER HLDGS	30,300	39.414	73.470	1.3	9,213
ALLEGHENY TECHNOLOGIES INC	20,300	34.811	90.680	1.0	9,134
NABORS INDUSTRIES LTD	59,400	38.911	29.780	0.5	8,909
SMITH INTERNATIONAL INC	65,100	37.137	41.070	1.5	8,791
BJ SERVICES CO	48,800	39.880	29.320	0.8	8,591
AKAMAI TECHNOLOGIES INC	27,850	35.993	53.120	0.8	8,310
AMDOCS LTD	47,900	35.818	38.750	1.0	8,034
XILINX INC	101,180	31.411	23.810	1.3	8,001
COVENTRY HEALTH CARE INC	31,100	51.913	50.050	0.9	7,971
HUDSON CITY BANCORP INC	95,350	13.371	13.880	0.7	7,840
LAM RESEARCH CORP	35,300	31.031	50.620	1.0	7,313
C H ROBINSON WORLDWIDE INC	43,900	31.359	40.890	1.0	7,131
ELAN PLC ADR	90,150	5.305	14.750	0.7	6,871
WHOLE FOODS MARKET INC	19,100	47.451	46.930	0.5	6,708
INTERCONTINENTALEXCHANGE INC	15,100	66.034	107.900	0.9	6,198
SOUTHWESTERN ENERGY CO	71,400	35.034	35.050	1.5	5,898
MCDERMOTT INTL INC	53,300	48.193	50.860	1.5	5,620
BEA SYSTEMS INC	64,300	14.535	12.580	0.4	4,931
JACOBS ENGINEERING GROUP INC	16,100	57.739	81.540	0.7	4,819
VERTEX PHARMACEUTICALS INC	39,000	38.537	37.420	0.1	4,700
TELLABS INC	131,800	13.405	10.260	0.7	4,533
MCAFEE INC	83,500	21.391	28.380	1.3	4,537
CERIDIAN CORP	82,100	17.135	27.980	1.3	3,893
BUSINESS OBJECTS SA ADR	34,500	23.780	39.450	0.7	3,813
GLOBAL PAYMENTS INC	27,700	44.007	46.300	0.7	3,713
CHICOS FAS INC	94,300	10.184	20.690	1.1	3,631
TCF FINANCIAL CORP	135,300	13.189	27.420	1.9	3,590
HCC INSURANCE HOLDINGS INC	59,700	21.813	32.090	1.1	3,584
INTUITIVE SURGICAL INC	21,150	81.011	95.900	1.4	3,544
AMETEK INC	59,950	30.339	31.840	1.0	3,371
STERICYCLE INC	28,000	35.937	75.500	1.3	3,351
NAVTEQ CORP	35,250	39.387	34.970	0.7	3,319
AFFILIATED MANAGERS GRP INC	37,400	90.711	105.130	2.3	3,173
AIRGAS INC	45,400	35.811	40.520	1.0	3,161
HANSEN NATURAL CORP	23,500	37.131	33.680	0.4	3,031
UTI WORLDWIDE INC	83,400	21.175	29.900	1.4	2,940
TRIMBLE NAVIGATION LTD	21,450	39.508	50.730	0.7	2,834
SCIENTIFIC GAMES CORP	73,700	28.130	30.230	1.3	2,719
IDEX CORP	43,000	41.147	47.410	1.1	2,543
GAMESTOP CORP NEW	18,900	51.013	55.110	0.1	2,533
IDEXX LABS INC	10,300	91.793	79.300	0.4	2,482
ANIXTER INTL INC	33,800	38.504	54.300	1.0	2,134
ADVANCED MEDICAL OPTICS INC	33,900	47.887	35.200	0.7	2,085
KYPHON INC	54,000	30.311	40.400	1.3	1,808
RTI INTL METALS INC	14,300	57.881	78.220	0.1	1,787
SURMODICS INC	51,800	35.611	31.120	0.9	573

WEIGHTED AVERAGE:	13,159
UNWEIGHTED AVERAGE:	11,011
MEDIAN:	8,850

Top 25 Holdings

Sit Mid Cap Growth

December 31, 2006

Security	Sector	Market Value (000)	% of Equity	IBES LT Growth	C2007 P/E Ratio
CELGENE CORP	HEALTH TECHNOLOGY	$7,922	4.4%	53.2%	53 x
COACH INC	CONSUMER NON - DURABLES	5,916	3.2%	20.3%	23 x
XTO ENERGY INC	ENERGY MINERALS	4,160	2.3%	16.6%	10 x
AFFILIATED MANAGERS GRP INC	FINANCE	3,932	2.2%	12.8%	16 x
COGNIZANT TECH SOLUTIONS	TECHNOLOGY SERVICES	3,819	2.1%	33.2%	38 x
PRECISION CASTPARTS CORP	PRODUCER MANUFACTURING	3,632	2.0%	16.9%	17 x
TCF FINANCIAL CORP	FINANCE	3,436	1.9%	8.8%	13 x
ADOBE SYSTEMS INC	TECHNOLOGY SERVICES	3,314	1.8%	14.5%	28 x
BROADCOM CORP	ELECTRONIC TECHNOLOGY	3,140	1.7%	23.3%	24 x
ACE LTD	FINANCE	3,092	1.7%	12.2%	9 x
ANALOG DEVICES	ELECTRONIC TECHNOLOGY	2,996	1.6%	21.7%	18 x
THERMO FISHER SCIENTIFIC INC	HEALTH TECHNOLOGY	2,991	1.6%	16.0%	19 x
PAYCHEX INC	TECHNOLOGY SERVICES	2,910	1.6%	15.5%	26 x
NII HOLDINGS INC	COMMUNICATIONS	2,868	1.6%	42.2%	25 x
GILEAD SCIENCES INC	HEALTH TECHNOLOGY	2,785	1.5%	22.0%	25 x
AMERICAN TOWER CORP	COMMUNICATIONS	2,781	1.5%	41.9%	105 x
NOBLE CORPORATION	INDUSTRIAL SERVICES	2,757	1.5%	51.6%	8 x
SOUTHWESTERN ENERGY CO	ENERGY MINERALS	2,678	1.5%	20.3%	25 x
SMITH INTERNATIONAL INC	INDUSTRIAL SERVICES	2,674	1.5%	18.5%	13 x
MCDERMOTT INTL INC	INDUSTRIAL SERVICES	2,660	1.5%	16.0%	16 x
INTUITIVE SURGICAL INC	HEALTH TECHNOLOGY	2,556	1.4%	35.7%	37 x
ALCON INC	HEALTH TECHNOLOGY	2,537	1.4%	17.4%	23 x
MARRIOTT INTL INC	CONSUMER SERVICES	2,501	1.4%	14.6%	25 x
UTI WORLDWIDE INC	TRANSPORTATION	2,494	1.4%	20.6%	24 x
XILINX INC	ELECTRONIC TECHNOLOGY	2,421	1.3%	16.1%	22 x
	TOTAL		45.6		

Number of Equity Holdings = 86

NM= non-meaningful, N/A=not applicable

Performance Attribution Analysis By Economic Sector

December 31, 2005 – December 31, 2006

	Sit Mid Cap Growth Fund		Russell Midcap Growth		Attribution Analysis		
SIA SECTOR	**Average Weight**	**Total Return**	**Average Weight**	**Total Return**	**Selection + Interaction**	**Allocation Effect**	**Total Effect**
Health Technology	13.48	13.67	9.68	7.78	0.78	-0.07	0.70
Producer Manufacturing	8.37	25.38	7.66	17.81	0.55	0.01	0.57
Non-Energy Minerals	1.52	114.85	1.90	34.43	0.70	-0.18	0.51
Electronic Technology	12.37	10.35	11.40	5.65	0.53	-0.07	0.45
Consumer Durables	1.30	12.86	4.78	-3.51	0.08	0.36	0.44
Technology Services	12.93	13.27	6.69	12.78	0.11	0.17	0.28
Health Services	5.59	8.21	5.80	4.32	0.12	-0.03	0.09
Communications	2.51	28.73	1.92	34.78	-0.04	0.12	0.08
Consumer Non-Durables	2.53	18.67	3.83	20.49	0.22	-0.16	0.06
Consumer Services	3.75	21.51	8.45	14.76	0.20	-0.15	0.05
Commercial Services	0.55	-50.11	5.21	2.98	-0.47	0.38	-0.09
Transportation	2.83	8.60	2.39	11.62	-0.16	0.07	-0.09
Energy Minerals	9.46	4.01	4.05	-5.51	0.87	-0.98	-0.11
Process Industries	0.28	12.21	2.14	18.84	0.00	-0.17	-0.17
[Money Market Fund]	1.59	1.00	0.00	0.00	0.00	-0.31	-0.31
Finance	9.60	12.92	8.59	20.90	-0.64	0.14	-0.50
Industrial Services	6.33	-6.91	5.74	3.19	-0.70	-0.02	-0.71
Retail Trade	5.02	-14.37	8.40	5.75	-1.08	-0.03	-1.11
Total	**100.00**	**10.60**	**100.00**	**10.66**	**1.06**	**-1.12**	**-0.06**

Holdings Data As Of
GFD006 12/30/2005 through 12/28/2006
Russell Midcap Growth 12/30/2005 through 12/28/2006

Performance Comparison Report

Performance Comparison Report
Equity

January 31, 2007

	(12/31/93) Balanced Fund	S&P 500	Lehman Aggregate ($1+100)	Lipper Balanced Fund	(12/31/03) Dividend Growth (I)	S&P 500	(3/31/06) Dividend Growth (S)	S&P 500	(9/2/82) Large Cap Growth Fund	Russell 1000 Growth	Russell 1000	S&P 500	(9/2/82) Mid Cap Growth Fund	Russell Mid Cap Gr.	Russell Mid Cap	S&P 400
01/31/06	24,879.33	4,405.97	1,338.13	3,713.11	13,138.38	4,405.97			140,341.37	419.18	3,033.50	4,405.97	314,358.37	1,019.33	4,931.33	1,452.98
02/28/06	24,107.77	4,417.91	1,343.34	3,734.93	13,159.31	4,417.91			138,343.38	418.53	3,013.33	4,417.91	351,137.34	1,001.18	4,930.40	1,440.[illegible]
03/31/06	24,717.45	4,473.91	1,330.05	3,810.99	13,879.51	4,473.91	10,000.00	4,473.91	140,470.33	424.70	3,105.19	4,473.91	312,515.50	1,034.81	5,043.33	1,471.78
04/30/06	24,958.33	4,533.85	1,327.83	3,874.35	13,117.00	4,533.85	10,174.15	4,533.85	143,[illegible].79	424.13	3,143.95	4,533.85	315,033.15	1,039.30	5,077.18	1,497.10
05/31/06	24,318.07	4,403.39	1,323.51	3,757.87	13,850.99	4,403.39	9,930.13	4,403.39	137,110.04	409.74	3,050.15	4,403.39	348,914.30	950.38	4,901.79	1,430.03
06/30/06	24,300.17	4,408.33	1,323.11	3,734.43	13,914.19	4,408.33	10,031.94	4,408.33	137,339.19	408.13	3,054.13	4,408.33	351,818.14	988.34	4,913.47	1,430.34
07/31/06	24,383.[illegible]	4,435.41	1,345.73	3,780.39	13,143.39	4,435.41	10,300.11	4,435.41	131,133.90	400.35	3,080.84	4,435.41	344,898.89	930.89	4,804.91	1,389.55
08/31/06	24,571.35	4,541.03	1,314.80	3,893.48	13,439.33	4,541.03	10,414.30	4,541.03	137,438.71	413.85	3,134.31	4,541.03	345,385.[illegible]	973.80	4,931.91	1,405.43
09/30/06	24,913.13	4,158.19	1,373.91	3,977.43	13,551.31	4,158.19	10,513.71	4,158.19	139,849.33	424.30	3,308.49	4,158.19	351,387.35	959.98	5,011.14	1,414.85
10/31/06	25,135.87	4,810.05	1,384.35	4,111.17	13,955.19	4,810.05	10,831.71	4,810.05	144,811.55	439.13	3,317.58	4,810.05	311,741.53	1,033.19	5,313.78	1,473.71
11/30/06	31,139.39	4,901.44	1,399.35	4,334.30	14,117.71	4,901.44	10,980.38	4,901.44	148,349.78	447.83	3,388.34	4,901.44	371,808.50	1,073.19	5,401.48	1,531.11
12/31/06	31,151.34	4,970.01	1,391.71	4,380.11	14,334.51	4,970.01	11,135.34	4,970.01	148,593.83	449.35	3,431.11	4,970.01	370,141.58	1,014.03	5,400.94	1,513.71
01/31/07	31,575.98	5,045.21	1,391.18	4,348.34	14,147.07	5,045.21	11,343.71	5,045.21	153,301.73	410.90	3,497.84	5,045.21	377,339.19	1,103.71	5,380.49	1,518.73
1 Month	1.13%	1.51%	-0.04%	1.08%	3.04%	1.51%	1.98%	1.51%	3.30%	3.57%	1.93%	1.51%	3.43%	3.14%	3.38%	3.33%
3 Month	3.71%	4.89%	0.53%	3.79%	4.91%	4.89%	4.78%	4.89%	5.17%	4.91%	5.43%	4.89%	5.50%	1.73%	7.09%	6.53%
6 Month	9.43%	13.73%	3.13%	9.81%	11.44%	13.73%	11.31%	13.73%	11.89%	13.13%	14.38%	13.73%	13.30%	13.97%	11.30%	13.89%
YTD	1.13%	1.51%	-0.04%	1.08%	3.04%	1.51%	1.98%	1.51%	3.30%	3.57%	1.93%	1.51%	3.43%	3.14%	3.38%	3.33%
1 Year	1.83%	14.51%	4.38%	10.17%	15.89%	14.51%	n/a	n/a	8.37%	9.93%	14.48%	14.51%	4.51%	8.30%	13.34%	7.97%
3 Year	21.47%	34.37%	10.57%	27.43%	47.01%	34.37%	n/a	n/a	35.51%	23.10%	31.73%	34.37%	47.38%	43.70%	51.83%	41.70%
3 Year (A)	8.14%	10.32%	3.41%	8.41%	13.72%	10.32%	n/a	n/a	10.67%	7.05%	10.99%	10.32%	13.90%	12.85%	16.18%	13.63%
5 Year	28.73%	39.09%	31.90%	39.71%	n/a	n/a	n/a	n/a	27.15%	19.25%	43.11%	39.09%	43.34%	58.91%	90.38%	74.17%
5 Year (A)	5.18%	6.82%	4.88%	6.92%	n/a	n/a	n/a	n/a	4.92%	3.58%	7.51%	6.82%	7.47%	9.71%	13.77%	11.80%
10 Year	77.01%	114.44%	83.49%	101.03%	n/a	n/a	n/a	n/a	64.10%	63.80%	120.48%	114.44%	83.37%	131.78%	213.38%	253.59%
10 Year (A)	5.88%	7.93%	6.20%	7.23%	n/a	n/a	n/a	n/a	5.08%	5.00%	8.23%	7.93%	6.19%	8.53%	12.10%	13.46%
Inception (9/2/82)	115.71%	390.53%	110.19%	181.39%	41.47%	31.73%	13.44%	13.79%	1311.77%	1497.58%	2170.88%	2178.73%	2201.88%	n/a	n/a	3903.88%
Inception (A)	7.75%	10.97%	6.14%	8.37%	13.16%	10.66%	n/a	n/a	11.13%	12.01%	13.64%	13.65%	13.71%	n/a	n/a	16.30%
Registration (10/18/81)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1433.07%	1318.58%	2384.35%	2333.81%	3173.39%	n/a	n/a	4088.84%
Registration (A)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	11.31%	11.17%	13.35%	13.43%	14.03%	n/a	n/a	15.91%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 33.

V. Small Cap Growth Fund

Please refer to the general disclosure cited on the title page.
The following performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Small Cap Growth Investment Universe

December 31, 2006

SCREEN #1
Market Cap $500M - $2.5B

	# OF COMPANIES	SECTOR WEIGHT
Non-Energy Minerals	39	2.8
Producer Manufacturing	92	6.5
Electronic Technology	**134**	**9.5**
Consumer Durables	55	3.9
Energy Minerals	**46**	**3.3**
Process Industries	56	4.0
Health Technology	**117**	**8.3**
Consumer Non-Durables	54	3.8
Industrial Services	**59**	**4.2**
Commercial Services	79	5.6
Technology Services	**97**	**6.9**
Health Services	42	3.0
Consumer Services	**91**	**6.5**
Retail Trade	78	5.5
Transportation	38	2.7
Utilities	41	2.9
Finance	**290**	**20.6**
Communications		0.0
TOTAL	**1408**	**100.0**

SCREEN #2
IBES Long Term EPS Growth > 15%
or
'05-'06 and '06-'07 EPS Growth > 15%

	# OF COMPANIES	SECTOR WEIGHT	Russell 2000 Growth WEIGHT	Russell 2000 WEIGHT	Sit Small Cap Growth Fund WEIGHT
Non-Energy Minerals	16	2.4	2.1	2.2	1.8
Producer Manufacturing	57	8.4	8.5	7.1	7.9
Electronic Technology	**93**	**13.7**	**12.8**	**10.2**	**14.2**
Consumer Durables	19	2.8	2.9	3.4	1.3
Energy Minerals	**21**	**3.1**	**3.0**	**2.6**	**7.2**
Process Industries	25	3.7	2.7	3.7	0.2
Health Technology	**78**	**11.5**	**15.1**	**8.7**	**19.2**
Consumer Non-Durables	18	2.7	3.3	3.7	3.7
Industrial Services	**37**	**5.5**	**3.7**	**3.4**	**9.8**
Commercial Services	48	7.1	7.0	5.4	1.1
Technology Services	**69**	**10.2**	**9.4**	**6.9**	**9.6**
Health Services	31	4.6	4.2	2.8	7.0
Consumer Services	**43**	**6.3**	**6.6**	**6.0**	**1.6**
Retail Trade	35	5.2	5.1	5.0	2.2
Transportation	15	2.2	2.6	1.9	1.9
Utilities	4	0.6	0.2	3.0	2.3
Finance	**59**	**8.7**	**9.4**	**22.5**	**6.1**
Communications	10	1.5	1.4	1.6	3.1
TOTAL	**678**	**100.0**	**100.0**	**100.0**	**100.0**

Source: FactSet Research and Sit Investment Associates, Inc.

Rotation of Major Industry Weights Over Time

Sit Small Cap Growth

PORTFOLIO WEIGHTINGS	12/02	12/03	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06
NON-ENERGY MINERALS	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.8%	1.1%	1.8%	1.7%	1.8%
PRODUCER MANUFACTURING	6.7	5.0	6.4	7.8	7.2	7.4	6.9	8.9	9.4	7.9	7.9
ELECTRONIC TECHNOLOGY	10.7	25.2	16.1	13.6	11.5	10.3	11.1	12.4	12.0	13.2	14.2
CONSUMER DURABLES	2.4	1.8	2.5	2.9	2.3	2.0	1.1	1.3	1.5	1.4	1.3
ENERGY MINERALS	2.9	2.1	9.6	10.3	12.7	14.7	11.6	9.7	9.6	8.8	7.2
PROCESS INDUSTRIES	5.1	3.6	3.5	2.9	0.0	0.0	0.0	0.0	0.0	0.0	0.2
HEALTH TECHNOLOGY	13.6	12.8	14.5	12.5	14.5	14.4	14.9	14.5	13.5	16.1	19.2
CONSUMER NON-DURABLES	4.9	2.5	2.0	2.2	2.9	2.6	2.6	2.9	3.5	3.3	3.7
INDUSTRIAL SERVICES	1.9	3.0	3.8	4.3	4.7	7.3	7.2	8.9	11.4	9.8	9.8
COMMERCIAL SERVICES	4.4	2.2	3.4	3.1	3.1	1.5	1.4	1.1	1.0	0.8	1.1
TECHNOLOGY SERVICES	7.7	9.2	11.4	12.7	12.0	10.5	8.0	8.2	8.8	9.9	9.6
HEALTH SERVICES	7.8	4.7	2.0	2.2	2.8	3.6	4.9	4.3	4.6	6.1	7.0
CONSUMER SERVICES	6.7	2.7	1.5	2.2	1.7	2.1	2.4	2.7	3.6	1.8	1.6
RETAIL TRADE	7.4	5.8	6.3	5.2	6.5	5.6	6.8	6.7	3.5	2.8	2.2
TRANSPORTATION	2.1	2.1	4.6	5.1	4.3	3.9	4.0	3.6	2.7	2.8	1.9
UTILITIES	2.1	5.1	2.0	2.1	2.4	2.3	2.0	1.8	2.0	2.1	2.3
FINANCE	13.6	12.2	7.4	7.4	7.4	6.7	9.5	8.2	7.9	8.3	6.1
COMMUNICATIONS	0.0	0.0	3.0	3.5	4.3	5.1	4.8	4.0	3.2	3.2	3.1
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

RUSSELL 2000 GROWTH WEIGHTING	12/02	12/03	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06
NON-ENERGY MINERALS	0.7%	0.8%	1.8%	2.1%	1.9%	2.3%	2.3%	2.8%	2.9%	2.2%	2.1%
PRODUCER MANUFACTURING	6.2	5.0	6.1	6.0	6.6	6.8	6.9	7.2	6.9	8.3	8.5
ELECTRONIC TECHNOLOGY	12.7	17.4	14.3	13.0	13.4	13.5	13.5	14.6	13.4	12.8	12.8
CONSUMER DURABLES	4.0	3.1	4.6	5.1	3.5	3.4	3.5	3.4	3.1	2.9	2.9
ENERGY MINERALS	2.7	1.8	2.3	2.9	2.7	3.6	3.2	3.2	3.8	3.0	3.0
PROCESS INDUSTRIES	3.3	2.5	2.9	3.0	2.2	1.9	2.0	2.1	2.1	2.8	2.7
HEALTH TECHNOLOGY	14.1	16.7	15.2	13.9	15.1	15.2	14.9	14.6	13.9	15.6	15.1
CONSUMER NON-DURABLES	2.5	2.1	2.0	2.2	2.7	2.3	2.4	2.4	2.6	3.1	3.3
INDUSTRIAL SERVICES	2.9	2.6	3.7	4.2	4.4	5.3	5.1	5.2	5.8	3.9	3.7
COMMERCIAL SERVICES	5.7	4.7	6.0	5.8	5.8	6.0	5.9	5.9	6.0	6.6	7.0
TECHNOLOGY SERVICES	9.4	11.8	11.1	11.0	9.3	9.2	9.5	9.1	8.9	9.5	9.4
HEALTH SERVICES	5.1	5.3	5.6	5.8	5.3	5.2	5.0	4.5	4.5	4.2	4.2
CONSUMER SERVICES	6.5	5.7	6.2	6.9	6.9	6.3	6.2	6.0	6.1	6.4	6.6
RETAIL TRADE	5.0	5.4	4.6	5.0	6.0	5.4	5.6	5.5	5.3	5.4	5.1
TRANSPORTATION	1.3	1.9	2.3	2.2	2.6	2.5	2.8	2.8	3.1	2.6	2.6
UTILITIES	1.0	0.3	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.2
FINANCE	15.6	11.4	10.1	9.8	10.5	10.1	10.2	9.7	10.1	9.5	9.4
COMMUNICATIONS	1.3	1.5	1.0	1.0	1.0	1.0	1.0	1.0	1.1	1.1	1.4
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 41.

Industry Sector Portfolio Evaluation

Sit Small Cap Growth

December 31, 2006

NON-ENERGY MINERALS	$000	% EQUITY
RTI INTL METALS INC	1,275	1.3
TITANIUM METALS CORP	508	0.5
		1.8

PRODUCER MANUFACTURING	$000	% EQUITY
AMETEK INC	1,516	1.5
ROPER INDS INC	1,336	1.4
JOY GLOBAL INC	1,306	1.3
KAYDON CORP	1,186	1.2
IDEX CORP	1,063	1.1
ANIXTER INTL INC	722	0.7
ASTEC INDUSTRIES INC	663	0.7
		7.9

ELECTRONIC TECHNOLOGY	$000	% EQUITY
SILICON LABORATORIES INC	1,528	1.6
ARRIS GROUP INC	1,436	1.5
AGERE SYSTEMS INC	1,403	1.4
COMMSCOPE INC	1,359	1.4
VARIAN SEMICONDUCTOR	1,133	1.2
TRIMBLE NAVIGATION LTD	1,121	1.1
MICROS SYSTEMS INC	1,028	1.0
MICROSEMI CORP	806	0.8
MACROVISION CORP	760	0.8
SONUS NETWORKS INC	741	0.8
INTERSIL CORP	698	0.7
RACKABLE SYSTEMS INC	623	0.6
FAIRCHILD SEMICONDUCTOR INTL	506	0.5
XYRATEX LTD	449	0.5
RADYNE COMSTREAM INC	316	0.3
		14.2

CONSUMER DURABLES	$000	% EQUITY
SCIENTIFIC GAMES CORP	1,239	1.3
		1.3

ENERGY MINERALS	$000	% EQUITY
FRONTIER OIL CORP	2,564	2.6
SOUTHWESTERN ENERGY CO	1,809	1.8
ARENA RESOURCES INC	1,356	1.4
ATP OIL & GAS CORP	625	0.6
GASCO ENERGY INC	539	0.6
US BIOENERGY CORP	126	0.1
		7.2

PROCESS INDUSTRIES	$000	% EQUITY
BASIN WATER INC	152	0.2
		0.2

HEALTH TECHNOLOGY	$000	% EQUITY
CELGENE CORP	2,474	2.5
AMYLIN PHARMACEUTICALS INC	1,540	1.6
CONOR MEDSYSTEMS INC	1,510	1.5
NUVASIVE INC	1,465	1.5
KYPHON INC	1,462	1.5
SURMODICS INC	1,294	1.3
PALOMAR MED TECHNOLOGIES INC	1,236	1.3
INTUITIVE SURGICAL INC	1,208	1.2
EV3 INC	1,148	1.2
VENTANA MEDICAL SYSTEM INC	1,059	1.1
RESMED INC	911	0.9
CV THERAPEUTICS INC	826	0.8
CRYOLIFE INC	793	0.8
LIFECELL CORP	746	0.8
IMMUCOR INC	561	0.6
PERKINELMER INC	554	0.6
		19.2

CONSUMER NON-DURABLES	$000	% EQUITY
COACH INC	2,011	2.0
HANSEN NATURAL CORP	1,162	1.2
CARTER'S INC	449	0.5
		3.7

INDUSTRIAL SERVICES	$000	% EQUITY
URS CORP	1,851	1.9
MCDERMOTT INTL INC	1,493	1.5
HYDRIL CO	1,441	1.5
LUFKIN INDUSTRIES INC	1,353	1.4
CHICAGO BRIDGE & IRON CO	1,094	1.1
CORE LABORATORIES N V	1,085	1.1
FLOTEK INDUSTRIES INC	811	0.8
STERLING CONSTRUCTION CO INC	507	0.5
		9.8

COMMERCIAL SERVICES	$000	% EQUITY
GETTY IMAGES INC	681	0.7
AEGEAN MARINE PETROLEUM	353	0.4
		1.1

TECHNOLOGY SERVICES	$000	% EQUITY
CITRIX SYSTEMS INC	1,618	1.6
ANSYS INC	1,287	1.3
BUSINESS OBJECTS SA ADR	1,201	1.2
INFORMATICA CORP	1,198	1.2
CACI INTL INC	1,000	1.0
J2 GLOBAL COMMUNICATIONS INC	850	0.9
ULTIMATE SOFTWARE GROUP INC	823	0.8
QUEST SOFTWARE INC	563	0.6
WEBEX COMMUNICATIONS INC	527	0.5
SYNTEL INC	335	0.3
		9.6

HEALTH SERVICES	$000	% EQUITY
PSYCHIATRIC SOLUTIONS INC	1,595	1.6
VCA ANTECH INC	1,281	1.3
COVANCE INC	1,072	1.1
STERICYCLE INC	955	1.0
ALLSCRIPTS HEALTHCARE SOLTNS	781	0.8
HEALTHWAYS INC	735	0.7
UNITED SURGICAL PRTNR INTL	464	0.5
		7.0

CONSUMER SERVICES	$000	% EQUITY
LIFE TIME FITNESS INC	1,004	1.0
AZTAR CORP	571	0.6
		1.6

RETAIL TRADE	$000	% EQUITY
COLDWATER CREEK INC	1,213	1.2
JOS A BANK CLOTHIERS INC	963	1.0
		2.2

TRANSPORTATION	$000	% EQUITY
UTI WORLDWIDE INC	1,887	1.9
		1.9

UTILITIES	$000	% EQUITY
EQUITABLE RESOURCES INC	2,221	2.3
		2.3

FINANCE	$000	% EQUITY
AFFILIATED MANAGERS GRP INC	2,079	2.1
NAVIGATORS GROUP INC	1,002	1.0
NATIONAL FINANCIAL PRTNRS CP	892	0.9
NEW YORK CMNTY BANCORP INC	669	0.7
UCBH HOLDINGS INC	538	0.5
BOSTON PRIVATE FINL HLDGS	440	0.4
COWEN GROUP INC	357	0.4
		6.1

COMMUNICATIONS	$000	% EQUITY
SBA COMMUNICATIONS CORP	1,723	1.8
NII HOLDINGS INC	1,269	1.3
		3.1

Portfolio Market Capitalization Summary

Sit Small Cap Growth

December 31, 2006

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
CELGENE CORP	43,000	10.038	57.530	2.5	21,437
COACH INC	41,800	5.180	42.960	2.0	15,787
NII HOLDINGS INC	19,700	21.122	64.440	1.3	9,919
SOUTHWESTERN ENERGY CO	51,100	19.431	35.050	1.8	5,898
JOY GLOBAL INC	27,025	12.285	48.340	1.3	5,737
MCDERMOTT INTL INC	25,250	24.801	50.860	1.3	5,620
EQUITABLE RESOURCES INC	52,200	20.910	41.750	2.2	5,040
CITRIX SYSTEMS INC	59,800	22.114	27.050	1.1	4,885
TITANIUM METALS CORP	17,200	11.417	29.510	0.5	4,751
NEW YORK CMNTY BANCORP INC	40,981	13.555	16.100	0.7	4,752
AMYLIN PHARMACEUTICALS INC	43,700	22.045	36.070	1.1	4,198
ROPER INDS INC NEW	31,100	24.000	50.240	1.6	4,381
BUSINESS OBJECTS SA ADR	30,450	31.091	39.450	1.2	3,803
COVANCE INC	18,300	48.227	58.910	1.1	3,719
RESMED INC	18,500	30.518	49.220	0.9	3,743
INTUITIVE SURGICAL INC	12,100	88.593	95.900	1.2	3,544
AMETEK INC	47,125	27.341	31.840	1.5	3,371
STERICYCLE INC	12,150	33.113	75.500	1.0	3,351
INTERSIL CORP	29,110	19.147	23.920	0.7	3,303
AGERE SYSTEMS INC	72,300	13.111	19.170	1.4	3,211
AFFILIATED MANAGERS GRP INC	19,775	81.543	105.130	2.1	3,173
FRONTIER OIL CORP	89,300	4.511	28.740	2.1	3,171
HANSEN NATURAL CORP	24,500	11.030	33.180	1.2	3,031
UTI WORLDWIDE INC	13,100	12.080	29.900	1.9	2,940
SBA COMMUNICATIONS CORP	13,150	18.218	27.500	1.8	2,878
TRIMBLE NAVIGATION LTD	22,100	21.173	50.730	1.1	2,834
SCIENTIFIC GAMES CORP	41,000	24.031	30.230	1.3	2,719
PERKINELMER INC	24,900	22.041	22.230	0.1	2,734
VCA ANTECH INC	29,800	20.773	32.190	1.3	2,688
GETTY IMAGES INC	15,900	52.298	42.820	0.7	2,559
VARIAN SEMICONDUCTOR EQUIPMT	24,900	11.101	45.520	1.2	2,551
IDEX CORP	22,300	28.289	47.410	1.1	2,543
CHICAGO BRIDGE & IRON CO	40,000	15.163	27.340	1.1	2,513
COLDWATER CREEK INC	49,475	15.303	24.520	1.2	2,383
URS CORP	43,300	42.513	42.850	1.9	2,225
ANIXTER INTL INC	13,300	41.163	54.300	0.7	2,134
MICROS SYSTEMS INC	19,300	48.733	52.700	1.0	2,085
FAIRCHILD SEMICONDUCTOR INTL	30,050	18.734	16.810	0.5	2,011
CORE LABORATORIES N V	13,400	24.171	81.000	1.1	2,032
IMMUCOR INC	19,200	21.818	29.230	0.1	2,011
PSYCHIATRIC SOLUTIONS INC	42,500	29.413	37.520	1.1	1,999
AZTAR CORP	10,500	20.903	54.420	0.1	1,981
SILICON LABORATORIES INC	44,100	34.433	34.650	1.1	1,892
COMMSCOPE INC	44,100	28.935	30.480	1.4	1,817
KYPHON INC	31,200	41.220	40.400	1.5	1,808
RTI INTL METALS INC	11,300	41.581	78.220	1.3	1,787
LIFE TIME FITNESS INC	20,700	37.191	48.510	1.0	1,713
CACI INTL INC	17,700	15.803	56.500	1.0	1,733
WEBEX COMMUNICATIONS INC	15,100	27.231	34.890	0.5	1,707
NATIONAL FINANCIAL PRTNRS CP	21,200	35.901	43.970	0.9	1,681
ANSYS INC	29,100	49.733	43.490	1.3	1,671
UCBH HOLDINGS INC	30,140	19.417	17.560	0.5	1,661
HEALTHWAYS INC	15,400	50.038	47.710	0.7	1,659
SONUS NETWORKS INC	113,850	7.122	6.570	0.8	1,659
VENTANA MEDICAL SYSTEM INC	24,100	43.527	43.030	1.1	1,593
CARTER'S INC	17,100	29.275	25.500	0.5	1,501
MACROVISION CORP	21,900	24.200	28.260	0.8	1,495
QUEST SOFTWARE INC	38,800	14.513	14.650	0.1	1,487
ALLSCRIPTS HEALTHCARE SOLTNS	28,300	23.501	26.990	0.8	1,449
HYDRIL CO	19,171	73.270	75.190	1.5	1,447
MICROSEMI CORP	41,000	24.173	19.650	0.8	1,407
J2 GLOBAL COMMUNICATIONS INC	31,200	23.110	27.250	0.9	1,354
ARRIS GROUP INC	114,800	12.014	12.510	1.5	1,349
UNITED SURGICAL PRTNR INTL	11,000	23.105	28.350	0.5	1,215
ATP OIL & GAS CORP	15,800	25.958	39.570	0.1	1,193
CONOR MEDSYSTEMS INC	48,200	21.781	31.330	1.5	1,182
US BIOENERGY CORP	7,400	14.000	17.000	0.1	1,131
KAYDON CORP	29,850	28.301	39.740	1.2	1,120
SYNTEL INC	12,500	27.778	26.800	0.3	1,101
INFORMATICA CORP	98,150	8.279	12.210	1.2	1,049
BOSTON PRIVATE FINL HLDGS	15,100	20.139	28.210	0.4	1,030
EVI INC	11,100	15.216	17.220	1.2	988
PALOMAR MED TECHNOLOGIES INC	24,400	28.944	50.670	1.3	891
LUFKIN INDUSTRIES INC	23,300	58.531	58.080	1.4	888
RACKABLE SYSTEMS INC	20,114	29.597	30.970	0.1	870
LIFECELL CORP	20,900	27.741	24.140	0.8	813
NAVIGATORS GROUP INC	20,800	43.175	48.180	1.0	805
CV THERAPEUTICS INC	59,300	23.559	13.960	0.8	795
NUVASIVE INC	63,400	11.910	23.100	1.5	781
ASTEC INDUSTRIES INC	18,900	23.613	35.100	0.7	710
AEGEAN MARINE PETROLEUM N	21,500	14.580	16.400	0.4	615
ARENA RESOURCES INC	21,750	35.238	42.710	1.4	621
XYRATEX LTD	20,800	23.134	21.580	0.5	620
SURMODICS INC	41,591	37.433	31.120	1.3	575
ULTIMATE SOFTWARE GROUP INC	35,400	23.539	23.260	0.8	510
JOS A BANK CLOTHIERS INC	32,800	29.118	29.350	1.0	539
COWEN GROUP INC	11,900	11.211	21.150	0.4	317
FLOTEK INDUSTRIES INC	28,900	17.381	28.050	0.8	247
STERLING CONSTRUCTION CO INC	23,300	19.518	21.760	0.5	231
GASCO ENERGY INC	240,475	3.703	2.450	0.1	211
RADYNE COMSTREAM INC	29,400	13.474	10.740	0.3	191
CRYOLIFE INC	103,150	4.749	7.650	0.8	190
BASIN WATER INC	23,400	11.779	6.770	0.2	133

WEIGHTED AVERAGE:	3,305
UNWEIGHTED AVERAGE:	2,494
MEDIAN:	1,713

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 41.

Top 25 Holdings

Sit Small Cap Growth

December 31, 2006

Security	Sector	Market Value (000)	% of Equity	IBES LT Growth	C2007 P/E Ratio
FRONTIER OIL CORP	ENERGY MINERALS	$2,564	2.6%	6.2%	11 x
CELGENE CORP	HEALTH TECHNOLOGY	2,474	2.5%	53.2%	53 x
EQUITABLE RESOURCES INC	UTILITIES	2,221	2.3%	9.8%	19 x
AFFILIATED MANAGERS GRP INC	FINANCE	2,079	2.1%	12.8%	16 x
COACH INC	CONSUMER NON - DURABLES	2,011	2.0%	20.3%	23 x
UTI WORLDWIDE INC	TRANSPORTATION	1,887	1.9%	20.6%	24 x
URS CORP	INDUSTRIAL SERVICES	1,851	1.9%	14.0%	17 x
SOUTHWESTERN ENERGY CO	ENERGY MINERALS	1,809	1.8%	20.3%	25 x
SBA COMMUNICATIONS CORP	COMMUNICATIONS	1,723	1.8%	12.0%	N/A
CITRIX SYSTEMS INC	TECHNOLOGY SERVICES	1,618	1.6%	15.3%	18 x
PSYCHIATRIC SOLUTIONS INC	HEALTH SERVICES	1,595	1.6%	25.0%	25 x
AMYLIN PHARMACEUTICALS INC	HEALTH TECHNOLOGY	1,540	1.6%	N/A	N/A
SILICON LABORATORIES INC	ELECTRONIC TECHNOLOGY	1,528	1.6%	23.2%	27 x
AMETEK INC	PRODUCER MANUFACTURING	1,516	1.5%	15.7%	16 x
CONOR MEDSYSTEMS INC	HEALTH TECHNOLOGY	1,510	1.5%	N/A	N/A
MCDERMOTT INTL INC	INDUSTRIAL SERVICES	1,493	1.5%	16.0%	16 x
NUVASIVE INC	HEALTH TECHNOLOGY	1,465	1.5%	34.0%	N/A
KYPHON INC	HEALTH TECHNOLOGY	1,462	1.5%	28.8%	40 x
HYDRIL CO	INDUSTRIAL SERVICES	1,441	1.5%	19.6%	16 x
ARRIS GROUP INC	ELECTRONIC TECHNOLOGY	1,436	1.5%	14.6%	16 x
AGERE SYSTEMS INC	ELECTRONIC TECHNOLOGY	1,403	1.4%	15.0%	18 x
COMMSCOPE INC	ELECTRONIC TECHNOLOGY	1,359	1.4%	12.3%	15 x
ARENA RESOURCES INC	ENERGY MINERALS	1,356	1.4%	N/A	15 x
LUFKIN INDUSTRIES INC	INDUSTRIAL SERVICES	1,353	1.4%	23.0%	11 x
ROPER INDS INC	PRODUCER MANUFACTURING	1,336	1.4%	15.0%	20 x
	TOTAL		42.8		

Number of Equity Holdings = 93

NM= non-meaningful, N/A=not applicable

Performance Attribution Analysis By Economic Sector

December 31, 2005 – December 31, 2006

	Sit Small Cap Growth Fund		Russell 2000 Growth		Attribution Analysis		
SIA SECTOR	Average Weight	Total Return	Average Weight	Total Return	Selection + Interaction	Allocation Effect	Total Effect
Consumer Services	2.37	42.94	6.25	12.12	0.73	0.07	0.81
Communications	3.47	40.07	1.12	25.55	0.45	0.24	0.69
Industrial Services	9.71	26.48	4.50	23.05	0.27	0.28	0.55
Producer Manufacturing	8.34	21.43	7.85	14.78	0.35	-0.04	0.31
Electronic Technology	11.75	10.88	13.43	9.06	0.27	-0.02	0.25
Health Services	4.95	14.07	4.39	7.46	0.19	0.01	0.20
Non-Energy Minerals	1.41	109.91	2.51	41.47	0.49	-0.34	0.15
Utilities	1.93	16.51	0.13	31.10	-0.22	0.31	0.09
Consumer Non-Durables	3.17	32.24	2.75	29.59	-0.02	0.10	0.08
Consumer Durables	1.31	10.81	3.12	9.87	-0.04	0.09	0.05
Health Technology	15.20	8.10	14.94	6.62	0.09	-0.07	0.02
Transportation	2.84	7.82	2.77	8.72	-0.10	0.03	-0.07
Process Industries	0.13	-59.34	2.28	21.88	-0.24	-0.14	-0.38
[Money Market Fund]	1.55	1.00	0.00	0.00	0.00	-0.66	-0.66
Finance	7.75	7.09	9.51	18.26	-0.74	-0.11	-0.85
Retail Trade	4.17	-19.02	5.29	9.70	-1.24	0.06	-1.18
Commercial Services	0.96	-51.13	6.26	20.55	-0.91	-0.32	-1.23
Technology Services	9.27	-8.35	9.29	10.19	-1.77	0.01	-1.76
Energy Minerals	9.72	-3.69	3.54	6.95	-1.24	-0.59	-1.83
Total	**100.00**	**8.58**	**100.00**	**13.31**	**-3.66**	**-1.07**	**-4.73**

Holdings Data As Of
SCG103 12/30/2005 through 12/28/2006
Russell 2000 Growth 12/30/2005 through 12/28/2006

Source: FactSet Research Systems Note: Returns Are Estimated

Performance Comparison Report

Performance Comparison Report
Equity

January 31, 2007

	([illegible]) International Growth Fund	Morgan Stanley EAFE Growth	Morgan Stanley EAFE	Lipper Int'l Fund	([illegible]) Small Cap Growth	Russell 2000 Gr.	Lipper- Small Cap Fund	Russell 2000
01/31/06	31,313.10	3,030.73	3,803.80	1,109.13	41,471.54	3,493.17	1,111.58	3,014.54
02/28/06	30,850.91	1,987.75	3,794.41	1,104.53	45,178.01	3,479.38	1,113.70	3,051.10
03/31/06	31,793.13	3,074.91	3,919.47	1,143.73	47,180.38	3,599.89	1,111.14	3,204.37
04/30/06	33,111.55	3,119.37	4,101.11	1,198.09	48,348.49	3,593.38	1,117.31	3,203.85
05/31/06	31,398.43	3,077.39	3,947.18	1,143.33	45,317.38	3,409.94	1,113.13	3,033.93
06/30/06	31,473.58	3,080.33	3,941.93	1,137.80	45,339.17	3,411.39	1,101.13	3,043.37
07/31/06	31,431.91	3,089.91	3,985.99	1,147.93	43,351.93	3,301.13	1,073.53	3,944.34
08/31/06	31,903.10	3,140.45	4,093.59	1,179.40	43,343.74	3,353.09	1,097.80	3,031.51
09/30/06	31,778.71	3,138.43	4,101.93	1,185.43	43,133.00	3,319.08	1,111.09	3,051.17
10/31/06	33,513.91	3,300.81	4,301.41	1,238.44	44,773.33	3,533.10	1,157.77	3,333.73
11/30/06	33,018.84	3,314.93	4,388.81	1,370.05	41,490.01	3,583.89	1,194.38	3,317.75
12/31/06	33,108.14	3,338.45	4,531.58	1,310.53	41,373.14	3,571.19	1,197.90	3,338.70
01/31/07	33,178.11	3,347.14	4,557.33	1,333.49	47,730.91	3,124.13	1,234.98	3,384.39
1 Month	0.30%	0.80%	0.18%	0.91%	3.13%	1.81%	2.31%	1.17%
3 Month	5.17%	1.15%	1.94%	7.11%	1.59%	4.04%	3.81%	4.19%
6 Month	10.48%	13.31%	14.33%	15.31%	10.08%	14.81%	14.11%	14.94%
YTD	0.30%	0.80%	0.18%	0.91%	3.13%	1.81%	2.31%	1.17%
1 Year	10.84%	11.15%	19.84%	19.18%	2.18%	5.39%	9.71%	10.43%
3 Year	50.81%	59.10%	71.33%	70.13%	37.15%	30.59%	43.93%	43.18%
3 Year(A)	14.88%	16.74%	18.64%	18.48%	11.24%	8.20%	12.65%	12.58%
5 Year	41.50%	90.03%	111.15%	113.83%	41.33%	47.14%	17.85%	71.11%
5 Year(A)	7.94%	13.70%	16.40%	16.21%	7.81%	8.10%	10.81%	11.88%
10 Year	39.14%	73.53%	119.18%	133.13%	141.10%	80.03%	119.31%	145.13%
10 Year(A)	2.58%	5.61%	8.16%	8.86%	9.22%	4.81%	8.16%	9.40%
Inception	131.79%	119.84%	311.79%	300.03%	377.31%	139.11%	318.43%	393.11%
Inception (A)	5.81%	5.30%	7.78%	8.51%	13.21%	7.87%	10.81%	11.48%
Registration	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Registration (A)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

	([illegible]) Science & Technology	NYSE Arca Tech 100 (Bloomberg)	Nasdaq Composite Index	S&P 500	([illegible]) Developing Markets	MSCI Em. Mkts. (Price)	MSCI Em. Mkts. Growth(Price)	Lipper Emerging Markets
01/31/06	11,451.53	873.11	2,305.83	4,405.97	18,303.51	783.77	158.90	190.34
02/28/06	11,095.39	819.81	2,281.39	4,417.91	17,857.40	783.11	158.49	189.33
03/31/06	11,339.79	874.34	2,339.79	4,473.91	18,314.14	787.80	158.98	191.80
04/30/06	11,141.90	873.37	2,322.48	4,533.85	19,415.09	841.59	119.39	205.38
05/31/06	10,373.81	813.37	2,178.71	4,403.39	17,775.91	751.80	150.55	183.80
06/30/06	10,341.84	784.11	2,172.91	4,408.33	17,184.51	747.54	149.84	181.89
07/31/06	9,887.71	719.83	2,091.35	4,435.41	17,807.04	755.88	153.30	185.80
08/31/06	10,187.03	805.80	2,188.13	4,541.03	18,334.41	773.13	157.71	190.81
09/30/06	10,455.38	838.83	2,258.30	4,158.19	18,570.07	778.17	158.84	193.38
10/31/06	10,940.47	857.30	2,311.47	4,810.05	19,455.81	814.43	165.91	203.33
11/30/06	11,188.18	881.30	2,431.13	4,901.44	20,810.34	874.09	178.34	215.13
12/31/06	11,095.39	875.51	2,415.15	4,970.01	21,448.11	913.11	181.17	225.44
01/31/07	11,131.35	891.81	2,410.78	5,045.31	21,734.37	901.48	184.37	224.31
1 Month	0.38%	1.87%	2.01%	1.51%	1.33%	-1.33%	-0.97%	-0.48%
3 Month	1.70%	4.03%	4.11%	4.89%	11.71%	10.19%	11.13%	10.89%
6 Month	12.53%	15.85%	17.81%	13.75%	21.85%	19.37%	21.14%	20.75%
YTD	0.38%	1.87%	2.01%	1.51%	1.33%	-1.33%	-0.97%	-0.48%
1 Year	-2.88%	2.31%	1.85%	14.51%	19.40%	15.03%	11.03%	17.87%
3 Year	10.34%	21.49%	19.34%	34.37%	103.19%	97.18%	94.19%	113.07%
3 Year(A)	3.33%	6.70%	6.04%	10.32%	26.45%	25.40%	24.87%	28.88%
5 Year	-4.10%	30.39%	27.39%	39.09%	144.04%	175.05%	114.09%	215.13%
5 Year(A)	-0.84%	5.45%	4.86%	6.82%	19.53%	22.43%	21.44%	25.84%
10 Year	n/a	n/a	n/a	n/a	84.78%	77.31%	n/a	135.13%
10 Year(A)	n/a	n/a	n/a	n/a	6.33%	5.88%	n/a	8.48%
Inception	11.31%	201.95%	51.89%	70.85%	117.34%	88.13%	n/a	159.41%
Inception (A)	1.18%	13.13%	5.08%	6.07%	6.36%	5.14%	n/a	7.86%
Registration	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Registration (A)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

VI. Dividend Growth Fund

Sit Dividend Growth Fund Structure / Characteristics

The following market environment information is a combination of outside research sources and the collective opinions of SIA analysts. This information is presented only as of the date indicated and is subject to change without notice with subsequent market events or other reasons.

- **Below average portfolio turnover**
- **EPS growth rates similar to S&P 500, with lower valuations**
- **Above average "stability" (balance sheets, earnings, cash flow)**
- **Sector weights differ materially from S&P and Russell Style indices (both growth and value)**
- **Over 50% of holdings in SIA growth portfolios**
- **93% of portfolio invested in common equities; the remainder is in REITs and LPs**
- **Equal proportion of dividend growth companies and higher yielding securities**

Sit Dividend Growth: Balancing Income, Capital Appreciation Potential

December 31, 2006

Yield-Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
AB	ALLIANCEBERNSTEIN HOLDING LP	2.1%	4.2%	99%	13%
AEE	AMEREN CORP	0.7%	4.8%	98%	6%
AHL	ASPEN INSURANCE HOLDINGS LTD	0.8%	2.3%	20%	10%
ALV	AUTOLIV INC	0.8%	2.5%	31%	9%
AMB	AMB PROPERTY CORP	0.8%	3.3%	94%	6%
BP	BP PLC - ADR	1.8%	3.6%	39%	9%
C	CITIGROUP INC	2.7%	3.6%	46%	10%
CMP	COMPASS MINERALS INTL INC	0.8%	4.0%	103%	5%
CPSI	COMPUTER PROGRAMS & SYSTEMS	0.4%	4.3%	97%	14%
CTR	CATO CORP - CL A	0.7%	2.7%	36%	10%
DD	DU PONT (E I) DE NEMOURS	0.9%	3.1%	56%	10%
DEO	DIAGEO PLC - ADR	1.3%	2.9%	46%	11%
EMR	EMERSON ELECTRIC CO	1.7%	2.4%	41%	11%
EQT	EQUITABLE RESOURCES INC	1.3%	2.2%	46%	10%
EXC	EXELON CORP	1.2%	2.9%	59%	11%
FCX	FREEPORT-MCMORAN COP&GOLD	0.5%	2.4%	62%	11%
GAIN	GLADSTONE INVT CORP	0.8%	5.4%	N/A	15%
GIS	GENERAL MILLS INC	1.0%	2.6%	43%	8%
GSK	GLAXOSMITHKLINE PLC - ADR	1.3%	3.3%	51%	6%
HGT	HUGOTON ROYALTY TRUST	0.8%	2.3%	84%	10%
HON	HONEYWELL INTERNATIONAL INC	0.8%	2.0%	38%	11%
IPCR	IPC HOLDINGS LTD	0.7%	2.1%	21%	11%
JPM	JPMORGAN CHASE & CO	2.1%	2.8%	38%	10%
KMB	KIMBERLY-CLARK CORP	1.3%	2.8%	64%	7%
KMI	KINDER MORGAN INC	1.0%	3.3%	69%	12%
KYN	KAYNE ANDERSON MLP INVSMNT C	2.4%	6.1%	N/A	6%
LLY	LILLY (ELI) & CO	1.0%	3.3%	54%	8%
LNC	LINCOLN NATIONAL CORP	1.6%	2.4%	30%	11%
MIC	MACQUARIE INFRASTRUCT CO TR	1.3%	6.2%	100%	13%
MRO	MARATHON OIL CORP	2.4%	1.8%	11%	10%
PBI	PITNEY BOWES INC	1.3%	2.7%	58%	9%
PCU	SOUTHERN COPPER CORP	0.9%	10.6%	84%	10%
PDS	PRECISION DRILLING TRUST	0.9%	14.3%	82%	8%
RPM	RPM INTERNATIONAL INC	0.7%	3.2%	62%	13%
SFL	SHIP FINANCE INTL LTD	0.9%	8.2%	73%	7%
T	AT&T INC	1.7%	4.2%	72%	8%
TNP	TSAKOS ENERGY NAVIGATION LTD	0.9%	5.2%	29%	10%
TOT	TOTAL SA - ADR	2.1%	1.4%	39%	9%
TXU	TXU CORP	0.8%	3.2%	32%	16%
UAPH	UAP HOLDING CORP	0.9%	3.3%	81%	10%
USB	U S BANCORP	0.7%	4.5%	53%	9%
WFC	WELLS FARGO & CO	2.2%	3.2%	44%	11%
	Total	49%			
	Median		3.2%	51%	10%

Growth-Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
ABT	ABBOTT LABORATORIES	1.6%	2.4%	56%	12%
ACE	ACE LTD	1.4%	1.7%	17%	12%
ACN	ACCENTURE LTD	1.2%	0.9%	20%	14%
ADP	AUTOMATIC DATA PROCESSING	0.8%	1.9%	40%	12%
APD	AIR PRODUCTS & CHEMICALS INC	1.0%	2.0%	40%	12%
BBY	BEST BUY CO INC	0.8%	0.8%	14%	16%
BCR	BARD (C.R.) INC	0.7%	0.7%	17%	15%
BDX	BECTON DICKINSON & CO	1.5%	1.4%	29%	13%
BEN	FRANKLIN RESOURCES INC	0.8%	0.5%	10%	15%
BNI	BURLINGTON NORTHERN SANTA FE	0.9%	1.4%	18%	15%
CAT	CATERPILLAR INC	0.7%	2.0%	21%	16%
CB	CHUBB CORP	0.8%	1.9%	17%	10%
CL	COLGATE-PALMOLIVE CO	0.9%	1.9%	50%	10%
CLE	CLAIRES STORES INC	0.5%	1.2%	23%	13%
COST	COSTCO WHOLESALE CORP	0.7%	1.0%	21%	13%
GD	GENERAL DYNAMICS CORP	1.8%	1.2%	22%	10%
GE	GENERAL ELECTRIC CO	4.0%	3.0%	54%	11%
GVA	GRANITE CONSTRUCTION INC	0.7%	0.8%	14%	12%
HPQ	HEWLETT-PACKARD CO	1.1%	0.8%	14%	13%
IBM	INTL BUSINESS MACHINES CORP	1.0%	1.2%	19%	10%
ITT	ITT CORP	0.7%	0.8%	28%	12%
JNJ	JOHNSON & JOHNSON	2.1%	2.3%	39%	10%
LTD	LIMITED BRANDS INC	0.7%	2.2%	32%	14%
LUFK	LUFKIN INDUSTRIES INC	1.0%	1.2%	14%	23%
MCK	MCKESSON CORP	0.8%	0.5%	8%	14%
MEL	MELLON FINANCIAL CORP	1.4%	2.1%	41%	11%
MHP	MCGRAW-HILL COMPANIES	1.6%	1.1%	30%	12%
MOT	MOTOROLA INC	0.8%	1.1%	12%	11%
MSFT	MICROSOFT CORP	1.6%	1.3%	29%	12%
NOK	NOKIA CORP - ADR	0.8%	1.7%	37%	11%
NVS	NOVARTIS AG - ADR	1.3%	1.3%	30%	13%
OMI	OWENS & MINOR INC	0.8%	2.0%	42%	12%
OXY	OCCIDENTAL PETROLEUM CORP	1.8%	1.9%	14%	9%
PEP	PEPSICO INC	1.6%	1.9%	39%	11%
PG	PROCTER & GAMBLE CO	2.0%	1.9%	42%	11%
PKI	PERKINELMER INC	1.0%	1.3%	50%	15%
SYNT	SYNTEL INC	1.0%	0.9%	18%	17%
TS	TENARIS SA - ADR	0.5%	0.7%	12%	13%
UPS	UNITED PARCEL SERVICE INC	0.8%	2.0%	40%	12%
UBS	UBS AG	1.3%	2.1%	29%	14%
UTX	UNITED TECHNOLOGIES CORP	2.2%	1.7%	28%	11%
VFC	VF CORP	1.1%	2.7%	39%	10%
WYE	WYETH	1.4%	2.0%	33%	11%
	Total	51%			
	Median		1.4%	28%	12%

Source: FactSet Research Systems

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 49.

Rotation of Major Industry Weights Over Time

Sit Dividend Growth

PORTFOLIO WEIGHTINGS	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06
NON-ENERGY MINERALS	0.0	0.0	0.5	1.0	1.3	1.7	1.4	1.2	1.0
PRODUCER MANUFACTURING	13.9	16.9	14.7	16.2	15.6	14.8	14.8	13.5	12.7
ELECTRONIC TECHNOLOGY	4.2	4.8	4.5	4.7	4.8	4.2	3.7	3.7	3.6
CONSUMER DURABLES	3.4	3.0	0.9	0.0	0.0	0.0	0.0	0.0	0.0
ENERGY MINERALS	10.3	10.7	10.1	10.8	9.4	9.3	9.5	8.9	8.9
PROCESS INDUSTRIES	6.7	6.8	5.4	4.8	4.8	3.7	2.9	1.8	4.0
HEALTH TECHNOLOGY	9.8	9.0	10.7	11.6	11.9	11.7	11.8	13.5	11.9
CONSUMER NON-DURABLES	10.1	9.4	10.0	9.2	9.5	9.2	9.6	9.8	9.1
INDUSTRIAL SERVICES	6.4	4.8	6.5	3.8	4.0	4.3	4.8	4.2	3.7
COMMERCIAL SERVICES	1.4	1.6	1.7	1.7	1.5	2.4	2.8	2.8	2.9
TECHNOLOGY SERVICES	0.0	0.0	0.0	1.3	2.5	3.3	3.7	4.0	4.7
HEALTH SERVICES	0.0	1.3	1.0	0.5	0.8	0.8	0.7	1.7	2.0
CONSUMER SERVICES	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
RETAIL TRADE	3.1	4.1	4.2	3.6	3.7	3.6	2.8	3.8	3.5
TRANSPORTATION	4.0	3.2	3.9	3.5	3.2	3.0	2.8	2.5	2.7
UTILITIES	4.5	3.6	4.2	4.7	4.3	3.9	3.4	3.6	4.1
FINANCE	18.9	16.8	17.4	18.9	20.1	21.7	22.9	22.0	23.8
COMMUNICATIONS	2.3	4.1	4.4	3.7	2.8	2.5	2.5	3.2	1.7
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

S&P 500 WEIGHTING	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06
NON-ENERGY MINERALS	1.1	1.1	1.0	1.1	1.2	1.2	1.2	1.1	1.2
PRODUCER MANUFACTURING	9.2	9.3	8.9	8.7	8.9	8.9	8.9	8.6	8.5
ELECTRONIC TECHNOLOGY	9.9	9.5	9.7	10.0	9.9	9.9	9.1	9.4	9.3
CONSUMER DURABLES	1.8	1.7	1.7	1.7	1.6	1.7	1.5	1.5	1.5
ENERGY MINERALS	5.9	7.3	7.3	8.2	7.4	7.5	7.8	7.4	7.8
PROCESS INDUSTRIES	2.3	2.4	2.2	2.0	2.1	2.2	2.2	2.2	2.2
HEALTH TECHNOLOGY	10.4	10.3	10.6	10.2	10.1	9.9	9.5	10.0	9.5
CONSUMER NON-DURABLES	7.7	7.9	7.6	7.8	7.5	7.1	7.3	7.4	7.3
INDUSTRIAL SERVICES	1.4	1.6	1.8	2.1	2.2	2.5	2.6	2.2	2.3
COMMERCIAL SERVICES	1.2	1.2	1.1	1.1	1.2	1.3	1.2	1.2	1.3
TECHNOLOGY SERVICES	5.9	5.4	5.2	5.1	4.9	4.8	5.2	5.3	5.5
HEALTH SERVICES	2.3	2.5	2.8	2.9	3.1	3.1	2.8	2.8	2.5
CONSUMER SERVICES	5.2	5.5	5.2	5.0	4.8	4.7	5.0	4.7	4.9
RETAIL TRADE	7.1	6.9	6.6	6.1	6.0	6.0	5.9	5.6	5.4
TRANSPORTATION	1.8	1.7	1.5	1.6	1.8	1.9	2.0	1.7	1.7
UTILITIES	3.0	3.1	3.4	3.6	3.3	3.2	3.4	3.4	3.5
FINANCE	20.5	19.6	20.2	19.6	21.0	20.8	21.2	21.9	22.1
COMMUNICATIONS	3.3	3.1	3.2	3.1	3.0	3.3	3.3	3.5	3.5
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Please refer to the performance data disclosure cited on p. 49.

Sit Dividend Growth Fund Strategy vs. Benchmarks

Data as of December 31, 2006

ECONOMIC SECTOR	Dividend Growth Fund Weight	S&P 500 Weight	Relative Weight + / -	Russell 1000 Growth Weight	Relative Weight + / -	Russell 1000 Value Weight	Relative Weight + / -
Non-Energy Mineral	1.0	1.2	0	1.0	0	1.6	0
Producer Manufacturing	12.7	8.5	++	10.2	+	5.8	++
Electronic Technology	**3.6**	**9.3**	--	**15.4**	--	**2.0**	+
Consumer Durables	0.0	1.5	-	1.6	-	1.7	-
Energy Minerals	8.9	7.8	+	1.5	++	13.8	--
Process Industries	4.0	2.2	+	2.0	+	2.7	+
Health Technology	**11.9**	**9.5**	+	**13.4**	-	**5.6**	++
Consumer Non-Durables	9.1	7.3	+	7.1	+	6.8	+
Industrial Services	3.7	2.3	+	2.9	0	0.3	++
Commercial Services	2.9	1.3	+	2.6	0	0.8	+
Technology Services	**4.7**	**5.5**	**0**	**9.9**	--	**1.1**	++
Health Services	2.0	2.5	0	4.1	-	1.2	0
Consumer Services	0.0	4.9	--	5.6	--	5.4	--
Retail Trade	3.5	5.4	-	9.5	--	1.7	+
Transportation	2.7	1.7	+	2.6	0	0.7	+
Utilities	4.1	3.5	0	1.4	+	6.4	-
Finance	**23.8**	**22.1**	+	**8.4**	++	**36.2**	--
Communications	1.7	3.5	-	0.9	0	6.3	--
BENCHMARK AVG/TOTAL	100.0	100.0		100.0		100.0	
% OF DIVIDEND GROWTH FUND IN INDEX OR STRATEGY		**67.5**		**51.2**		**55.4**	

Industry Sector Portfolio Evaluation

Sit Dividend Growth

December 31, 2006

NON-ENERGY MINERALS	$000	% EQUITY
SOUTHERN COPPER CORP	162	0.5
FREEPORT-MCMORAN COPPER	162	0.5
		1.0

PRODUCER MANUFACTURING	$000	% EQUITY
GENERAL ELECTRIC CO	1,250	4.0
UNITED TECHNOLOGIES CORP	694	2.2
GENERAL DYNAMICS CORP	572	1.8
EMERSON ELECTRIC CO	520	1.7
AUTOLIV INC	241	0.8
HONEYWELL INTERNATIONAL INC	235	0.8
ITT CORPORATION	227	0.7
CATERPILLAR INC	202	0.7
		12.8

ELECTRONIC TECHNOLOGY	$000	% EQUITY
HEWLETT-PACKARD CO	334	1.1
INTL BUSINESS MACHINES CORP	311	1.0
MOTOROLA INC	241	0.8
NOKIA CORP ADR	234	0.8
		3.6

ENERGY MINERALS	$000	% EQUITY
MARATHON OIL CORP	735	2.4
TOTAL S A ADR	647	2.1
OCCIDENTAL PETROLEUM CORP	557	1.8
BP PLC ADR	550	1.8
HUGOTON ROYALTY TRUST	263	0.8
		8.9

PROCESS INDUSTRIES	$000	% EQUITY
AIR PRODUCTS & CHEMICALS INC	309	1.0
DUPONT E I DE NEMOURS	287	0.9
COMPASS MINERALS INTL INC	249	0.8
RPM INTERNATIONAL INC	221	0.7
UAP HLDG CORP	159	0.5
		4.0

HEALTH TECHNOLOGY	$000	% EQUITY
JOHNSON & JOHNSON	647	2.1
ABBOTT LABORATORIES	507	1.6
BECTON DICKINSON & CO	477	1.5
WYETH	423	1.4
GLAXOSMITHKLINE ADR	401	1.3
NOVARTIS A G ADR	391	1.3
LILLY ELI & CO	305	1.0
PERKINELMER INC	296	1.0
BARD C R INC	232	0.7
		11.9

CONSUMER NON-DURABLES	$000	% EQUITY
PROCTER & GAMBLE CO	630	2.0
PEPSICO INC	482	1.6
KIMBERLY CLARK CORP	401	1.3
DIAGEO PLC ADR	397	1.3
V F CORP	328	1.1
GENERAL MILLS INC	300	1.0
COLGATE-PALMOLIVE CO	274	0.9
		9.1

INDUSTRIAL SERVICES	$000	% EQUITY
KINDER MORGAN INC	301	1.0
LUFKIN INDUSTRIES INC	296	1.0
GRANITE CONSTR INC	226	0.7
TENARIS S A ADR	165	0.5
PRECISION DRILLING TRUST	153	0.5
		3.7

COMMERCIAL SERVICES	$000	% EQUITY
MCGRAW-HILL COMPANIES INC	503	1.6
PITNEY BOWES INC	393	1.3
		2.9

TECHNOLOGY SERVICES	$000	% EQUITY
MICROSOFT CORP	505	1.6
ACCENTURE LTD BERMUDA	377	1.2
SYNTEL INC	317	1.0
AUTOMATIC DATA PROCESSING	261	0.8
		4.7

HEALTH SERVICES	$000	% EQUITY
MCKESSON CORP	254	0.8
OWENS & MINOR INC	250	0.8
COMPUTER PROGRAMS & SYS INC	112	0.4
		2.0

RETAIL TRADE	$000	% EQUITY
BEST BUY CO INC	251	0.8
LIMITED BRANDS INC	229	0.7
CATO CORP	220	0.7
COSTCO WHOLESALE CORP	206	0.7
CLAIRES STORES INC	169	0.5
		3.5

TRANSPORTATION	$000	% EQUITY
BURLINGTON NORTHERN SANTA FE	288	0.9
UNITED PARCEL SERVICE INC	236	0.8
SHIP FINANCE INTL LTD	169	0.5
TSAKOS ENERGY NAVIGATION LTD	142	0.5
		2.7

UTILITIES	$000	% EQUITY
EQUITABLE RESOURCES INC	409	1.3
EXELON CORP	384	1.2
TXU CORP	244	0.8
AMEREN CORP	220	0.7
		4.1

FINANCE	$000	% EQUITY
CITIGROUP INC	841	2.7
KAYNE ANDERSON MLP	740	2.4
WELLS FARGO & CO	686	2.2
JPMORGAN CHASE& CO	645	2.1
ALLIANCEBERNSTEIN HOLDING LP	643	2.1
LINCOLN NATIONAL CORP	498	1.6
ACE LTD	424	1.4
MELLON FINL CORP	422	1.4
UBS AG	416	1.3
MACQUARIE INFRASTRUCTURE	415	1.3
CHUBB CORP	254	0.8
ASPEN INSURANCE HOLDINGS LTD	245	0.8
FRANKLIN RESOURCES INC	242	0.8
AMB PROPERTY CORP	240	0.8
GLADSTONE INVT CORP	239	0.8
IPC HOLDINGS LTD	226	0.7
U S BANCORP	210	0.7
		23.8

COMMUNICATIONS	$000	% EQUITY
AT&T INC	515	1.7
		1.7

Portfolio Market Capitalization Summary

Sit Dividend Growth

December 31, 2006

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
GENERAL ELECTRIC CO	33,600	34.074	37.210	4.0	383,564
MICROSOFT CORP	16,900	27.112	29.860	1.6	293,538
CITIGROUP INC	15,100	48.152	55.700	2.7	273,691
BP PLC ADR	8,200	61.222	67.100	1.8	220,149
PROCTER & GAMBLE CO	9,800	54.758	64.270	2.0	203,656
JOHNSON & JOHNSON	9,800	63.367	66.020	2.1	191,415
TOTAL S A ADR	9,000	60.378	71.920	2.1	174,398
JPMORGAN CHASE & CO	13,350	40.535	48.300	2.1	167,551
NOVARTIS A G ADR	6,800	56.462	57.440	1.3	156,752
GLAXOSMITHKLINE ADR	7,600	52.467	52.760	1.3	151,838
INTL BUSINESS MACHINES CORP	3,200	92.554	97.150	1.0	146,342
AT&T INC	14,400	27.414	35.750	1.7	137,384
UBS AG	6,900	48.204	60.330	1.3	127,002
WELLS FARGO & CO	19,300	31.572	35.560	2.2	120,049
HEWLETT-PACKARD CO	8,100	23.745	41.190	1.1	112,070
PEPSICO INC	7,700	55.484	62.550	1.6	102,712
NOKIA CORP ADR	11,500	17.454	20.320	0.8	83,207
ABBOTT LABORATORIES	10,400	46.688	48.710	1.6	74,763
WYETH	8,300	44.471	50.920	1.4	68,574
U S BANCORP	5,800	33.782	36.190	0.7	63,617
UNITED TECHNOLOGIES CORP	11,100	54.025	62.520	2.2	62,748
LILLY ELI & CO	5,850	55.758	52.100	1.0	58,956
DIAGEO PLC ADR	5,000	58.959	79.310	1.3	53,889
UNITED PARCEL SERVICE INC	3,150	73.063	74.980	0.8	49,921
MOTOROLA INC	11,700	22.009	20.560	0.8	49,703
DUPONT E I DE NEMOURS &	5,900	47.219	48.710	0.9	44,804
EXELON CORP	6,200	54.906	61.890	1.2	41,525
OCCIDENTAL PETROLEUM CORP	11,400	38.001	48.830	1.8	41,070
CATERPILLAR INC	3,300	51.802	61.330	0.7	39,897
HONEYWELL INTERNATIONAL INC	5,200	40.828	45.240	0.8	36,939
EMERSON ELECTRIC CO	11,800	37.663	44.090	1.7	35,302
COLGATE-PALMOLIVE CO	4,200	55.381	65.240	0.9	33,554
MARATHON OIL CORP	7,950	55.496	92.500	2.4	32,516
KIMBERLY CLARK CORP	5,900	61.793	67.950	1.3	31,142
GENERAL DYNAMICS CORP	7,700	61.273	74.350	1.8	30,085
TENARIS S A ADR	3,300	36.843	49.890	0.5	29,448
FRANKLIN RESOURCES INC	2,200	90.481	110.170	0.8	27,932
AUTOMATIC DATA PROCESSING	5,300	45.580	49.250	0.8	27,117
BURLINGTON NORTHERN SANTA FE	3,900	61.896	73.810	0.9	26,513
TXU CORP	4,500	46.996	54.210	0.8	24,895
MCGRAW-HILL COMPANIES INC	7,400	48.091	68.020	1.6	24,093
COSTCO WHOLESALE CORP	3,900	46.233	52.870	0.7	23,914
BEST BUY CO INC	5,100	47.609	49.190	0.8	23,623

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
ACCENTURE LTD BERMUDA	10,200	29.202	36.930	1.2	23,036
CHUBB CORP	4,800	45.968	52.910	0.8	21,780
GENERAL MILLS INC	5,200	49.450	57.600	1.0	19,761
ACE LTD	7,000	50.279	60.570	1.4	19,755
LINCOLN NATIONAL CORP	7,500	54.482	66.400	1.6	18,418
MELLON FINL CORP	10,000	38.630	42.150	1.4	17,504
BECTON DICKINSON & CO	6,800	56.878	70.150	1.5	17,215
SOUTHERN COPPER CORP	3,000	24.981	53.890	0.5	15,869
AIR PRODUCTS & CHEMICALS INC	4,400	59.998	70.280	1.0	15,246
MCKESSON CORP	5,000	51.532	50.700	0.8	15,006
KINDER MORGAN INC	2,850	77.776	105.750	1.0	14,178
LIMITED BRANDS INC	7,900	26.096	28.940	0.7	11,510
AMEREN CORP	4,100	54.073	53.730	0.7	11,082
FREEPORT-MCMORAN COPPER	2,900	56.861	55.730	0.5	10,976
ITT CORPORATION	4,000	49.709	56.820	0.7	10,495
PITNEY BOWES INC	8,500	42.573	46.190	1.3	10,249
V F CORP	4,000	59.267	82.080	1.1	9,174
BARD C R INC	2,800	63.158	82.970	0.7	8,544
ALLIANCEBERNSTEIN HOLDING LP	8,000	50.324	80.400	2.1	6,812
AMB PROPERTY CORP	4,100	41.411	58.610	0.8	5,235
EQUITABLE RESOURCES INC	9,800	30.940	41.750	1.3	5,040
AUTOLIV INC	4,000	47.570	60.300	0.8	4,901
CLAIRES STORES INC	5,100	26.435	33.140	0.5	2,922
PRECISION DRILLING TRUST	6,600	31.310	23.160	0.5	2,906
PERKINELMER INC	13,300	20.504	22.230	1.0	2,734
ASPEN INSURANCE HOLDINGS LTD	9,300	23.393	26.360	0.8	2,511
RPM INTERNATIONAL INC	10,600	18.248	20.890	0.7	2,493
GRANITE CONSTR INC	4,500	50.354	50.320	0.7	2,106
IPC HOLDINGS LTD	7,200	26.726	31.450	0.7	2,001
SHIP FINANCE INTL LTD	7,100	19.518	23.760	0.5	1,728
MACQUARIE INFRASTRUCTURE	11,700	28.153	35.480	1.3	1,333
UAP HLDG CORP	6,300	24.995	25.180	0.5	1,284
OWENS & MINOR INC	8,000	29.648	31.270	0.8	1,257
KAYNE ANDERSON MLP INVSM	22,450	25.561	32.980	2.4	1,248
SYNTEL INC	11,822	20.088	26.800	1.0	1,101
COMPASS MINERALS INTL INC	7,900	26.833	31.560	0.8	1,012
HUGOTON ROYALTY TRUST	10,700	25.652	24.600	0.8	984
LUFKIN INDUSTRIES INC	5,100	55.702	58.080	1.0	888
TSAKOS ENERGY NAVIGATION LTD	3,100	36.943	45.900	0.5	874
CATO CORP NEW	9,600	22.448	22.910	0.7	706
COMPUTER PROGRAMS & SYS INC	3,300	33.462	33.990	0.4	366
GLADSTONE INVT CORP	15,600	14.325	15.310	0.8	254

WEIGHTED AVERAGE:	78,210
UNWEIGHTED AVERAGE:	52,051
MEDIAN:	23,623

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 49.

Sit Dividend Growth Fund

December 31, 2006
(Medians)

	Valuation			Dividends		
	NTM P/E	FCF Yield[1]	Dividend Yield	1 Year Growth	5 Year Growth	Payout Ratio
Sit Dividend Growth Fund	16.1x	4.8%	2.1%	11.0%	8.5%	37.6%
S&P 500 Index	17.1x	4.2%	1.2%	11.0%	7.1%	19.7%
Russell 1000 Value Index	15.9x	4.1%	1.4%	12.8%	5.7%	25.4%
Russell 1000 Growth Index	18.5x	3.7%	0.5%	8.2%	9.1%	10.8%

	Earnings			Balance Sheet / Profitability[1]		
	Earnings Stability[2]	05-06 EPS Growth	Long Term Growth	ROIC	FCF Margin	Net Debt/ Capital
Sit Dividend Growth Fund	16.8	14%	11%	17.7%	8.8%	16.9%
S&P 500 Index	19.8	12%	12%	12.8%	7.8%	20.3%
Russell 1000 Value Index	24.7	8%	10%	9.6%	5.8%	28.2%
Russell 1000 Growth Index	21.3	15%	14%	13.4%	6.9%	15.3%

[1] Excludes financials and Limited Partnerships

[2] Consistency of earnings per share growth over the past five years. The lower the number, the more uniform growth has been

Top 25 Holdings

Sit Dividend Growth Fund

December 31, 2006

Security	Sector	Market Value (000)	% of Equity	IBES LT Growth	C2007 P/E Ratio
GENERAL ELECTRIC CO	PRODUCER MANUFACTURING	$1,250	4.0%	10.4%	17 x
CITIGROUP INC	FINANCE	841	2.7%	10.1%	12 x
KAYNE ANDERSON MLP	FINANCE	740	2.4%	N/A	N/A
MARATHON OIL CORP	ENERGY MINERALS	735	2.4%	15.3%	9 x
UNITED TECHNOLOGIES CORP	PRODUCER MANUFACTURING	694	2.2%	11.4%	15 x
WELLS FARGO & CO	FINANCE	686	2.2%	10.8%	13 x
TOTAL S A ADR	ENERGY MINERALS	647	2.1%	9.4%	10 x
JOHNSON & JOHNSON	HEALTH TECHNOLOGY	647	2.1%	9.8%	16 x
JPMORGAN CHASE & CO	FINANCE	645	2.1%	10.0%	12 x
ALLIANCEBERNSTEIN HOLDING LP	FINANCE	643	2.1%	12.8%	18 x
PROCTER & GAMBLE CO	CONSUMER NON - DURABLES	630	2.0%	11.2%	20 x
GENERAL DYNAMICS CORP	PRODUCER MANUFACTURING	572	1.8%	10.1%	16 x
OCCIDENTAL PETROLEUM CORP	ENERGY MINERALS	557	1.8%	8.2%	10 x
BP PLC ADR	ENERGY MINERALS	550	1.8%	14.5%	11 x
EMERSON ELECTRIC CO	PRODUCER MANUFACTURING	520	1.7%	10.5%	17 x
AT&T INC	COMMUNICATIONS	515	1.7%	9.7%	14 x
ABBOTT LABORATORIES	HEALTH TECHNOLOGY	507	1.6%	9.9%	17 x
MICROSOFT CORP	TECHNOLOGY SERVICES	505	1.6%	11.7%	18 x
MCGRAW-HILL COMPANIES INC	COMMERCIAL SERVICES	503	1.6%	12.2%	24 x
LINCOLN NATIONAL CORP	FINANCE	498	1.6%	10.8%	12 x
PEPSICO INC	CONSUMER NON - DURABLES	482	1.6%	11.0%	19 x
BECTON DICKINSON & CO	HEALTH TECHNOLOGY	477	1.5%	12.5%	18 x
ACE LTD	FINANCE	424	1.4%	12.2%	9 x
WYETH	HEALTH TECHNOLOGY	423	1.4%	7.8%	15 x
MELLON FINL CORP	FINANCE	422	1.4%	11.0%	17 x
	TOTAL		48.8		

Number of Equity Holdings = 85

NM= non-meaningful, N/A=not applicable

Performance Attribution Analysis By Economic Sector

December 31, 2005 – December 31, 2006

SIA SECTOR	Sit Dividend Growth Fund Average Weight	Sit Dividend Growth Fund Total Return	S&P 500 Average Weight	S&P 500 Total Return	Attribution Analysis Selection + Interaction	Attribution Analysis Allocation Effect	Attribution Analysis Total Effect
Finance	22.45	28.89	21.42	19.67	1.81	0.09	1.90
Health Services	1.11	15.49	2.82	-2.16	0.17	0.38	0.56
Technology Services	3.76	23.94	5.10	9.99	0.55	0.01	0.56
Producer Manufacturing	14.27	18.49	8.67	15.12	0.60	-0.06	0.54
Retail Trade	3.33	8.83	5.75	5.59	0.28	0.25	0.53
Consumer Non-Durables	9.49	21.50	7.35	17.05	0.40	0.03	0.42
Non-Energy Minerals	1.42	45.13	1.18	23.18	0.32	0.03	0.35
Commercial Services	2.51	23.81	1.22	16.97	0.20	0.05	0.26
Electronic Technology	3.99	3.38	9.52	8.12	-0.23	0.42	0.20
Consumer Durables	0.00	1.21	1.56	6.86	0.00	0.14	0.15
Health Technology	11.93	12.25	9.81	10.70	0.17	-0.07	0.11
Transportation	2.83	11.31	1.82	6.75	0.11	-0.08	0.03
Communications	2.59	40.60	3.32	37.05	0.10	-0.14	-0.04
Utilities	3.76	18.86	3.36	20.97	-0.05	-0.01	-0.06
Industrial Services	4.21	9.25	2.43	14.42	-0.18	0.01	-0.17
Process Industries	3.10	10.49	2.22	17.21	-0.30	0.02	-0.27
Energy Minerals	9.25	17.39	7.68	27.24	-0.81	0.25	-0.56
Total	**100.00**	**19.90**	**100.00**	**15.83**	**3.17**	**0.90**	**4.07**

Holdings Data As Of
DGF225 12/30/2005 through 12/28/2006
S&P 500 12/30/2005 through 11/30/2006

Source: FactSet Research Systems Note: Returns Are Estimated

Performance Comparison Report

Performance Comparison Report
Equity

January 31, 2007

	(12/31/93) Balanced Fund	S&P500	Lehman Aggregate (3.1+100)	Lipper Balanced Fund	(12/31/93) Dividend Growth (I)	S&P500	(3/31/06) Dividend Growth (S)	S&P500
01/31/06	24,879.33	4,405.97	1,338.13	3,713.11	13,138.38	4,405.97		
02/28/06	24,107.77	4,417.91	1,343.34	3,734.93	13,159.31	4,417.91		
03/31/06	24,717.45	4,473.91	1,330.03	3,810.99	13,879.51	4,473.91	10,000.00	4,473.91
04/30/06	24,958.33	4,533.83	1,327.83	3,874.35	13,117.00	4,533.83	10,174.15	4,533.83
05/31/06	24,318.07	4,403.39	1,331.51	3,757.87	13,830.99	4,403.39	9,930.13	4,403.39
06/30/06	24,300.17	4,408.33	1,339.11	3,734.43	13,914.19	4,408.33	10,031.94	4,408.33
07/31/06	24,383.88	4,435.41	1,345.73	3,781.39	13,143.39	4,435.41	10,300.11	4,435.41
08/31/06	24,571.35	4,541.03	1,314.80	3,893.48	13,439.33	4,541.03	10,414.30	4,541.03
09/30/06	24,913.13	4,158.19	1,375.91	3,977.43	13,531.31	4,158.19	10,513.71	4,158.19
10/31/06	25,135.87	4,810.05	1,384.35	4,111.17	13,935.19	4,810.05	10,831.71	4,810.05
11/30/06	21,139.39	4,901.44	1,399.35	4,334.50	14,117.71	4,901.44	10,980.38	4,901.44
12/31/06	21,151.34	4,970.01	1,391.71	4,380.11	14,334.51	4,970.01	11,135.34	4,970.01
01/31/07	21,575.58	5,045.31	1,391.18	4,348.34	14,147.07	5,045.31	11,343.71	5,045.31
1 Month	1.13%	1.51%	-0.04%	1.08%	3.04%	1.51%	1.91%	1.51%
3 Month	3.71%	4.89%	0.53%	3.79%	4.91%	4.89%	4.78%	4.89%
6 Month	9.43%	13.75%	3.15%	9.81%	11.44%	13.75%	11.31%	13.75%
YTD	1.13%	1.51%	-0.04%	1.08%	3.04%	1.51%	1.91%	1.51%
1 Year	8.83%	14.51%	4.30%	10.17%	15.89%	14.51%	n/a	n/a
3 Year	21.47%	34.27%	10.57%	27.41%	47.01%	34.27%	n/a	n/a
3 Year (A)	8.14%	10.32%	3.41%	8.41%	13.72%	10.32%	n/a	n/a
5 Year	28.73%	39.09%	21.90%	39.71%	n/a	n/a	n/a	n/a
5 Year (A)	5.18%	6.82%	4.88%	6.92%	n/a	n/a	n/a	n/a
10 Year	77.01%	114.44%	83.49%	101.03%	n/a	n/a	n/a	n/a
10 Year (A)	5.88%	7.93%	6.20%	7.23%	n/a	n/a	n/a	n/a
Inception (9/2/82)	115.71%	390.53%	118.19%	181.39%	41.47%	31.73%	13.44%	13.79%
Inception (A)	7.75%	10.97%	6.14%	8.37%	13.16%	10.66%	n/a	n/a
Registration (10/10/81)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Registration (A)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

	(9/2/82) Large Cap Growth Fund	Russell 1000 Growth	Russell 1000	S&P500	(9/2/82) Mid Cap Growth Fund	Russell Mid Cap Gr.	Russell Mid Cap	S&P400
01/31/06	140,541.27	419.18	3,055.50	4,405.97	314,358.27	1,019.33	4,931.33	1,453.98
02/28/06	138,243.38	418.53	3,013.33	4,417.91	351,137.34	1,001.18	4,930.40	1,440.80
03/31/06	140,470.33	434.70	3,105.19	4,473.91	312,515.90	1,034.81	5,043.33	1,471.78
04/30/06	143,880.79	434.13	3,143.93	4,533.83	315,033.15	1,039.30	5,077.18	1,497.10
05/31/06	137,110.04	409.74	3,050.15	4,403.39	348,914.30	990.38	4,901.79	1,430.03
06/30/06	137,339.19	408.13	3,054.13	4,408.33	351,818.14	981.34	4,913.47	1,430.34
07/31/06	131,133.90	400.35	3,010.84	4,435.41	344,898.19	930.89	4,804.91	1,389.55
08/31/06	137,438.71	413.83	3,134.31	4,541.03	345,383.88	973.80	4,931.91	1,405.43
09/30/06	139,849.33	434.30	3,208.49	4,158.19	351,387.35	994.98	5,011.14	1,414.85
10/31/06	144,881.55	439.13	3,317.58	4,810.05	311,741.53	1,033.19	5,213.78	1,473.71
11/30/06	148,349.78	447.83	3,388.34	4,901.44	371,808.50	1,073.19	5,401.48	1,521.11
12/31/06	148,593.83	449.35	3,431.11	4,970.01	370,141.93	1,014.03	5,400.94	1,513.71
01/31/07	153,301.73	410.90	3,497.84	5,045.31	377,339.19	1,103.71	5,580.49	1,518.73
1 Month	3.30%	3.37%	1.93%	1.51%	3.43%	3.14%	3.38%	3.13%
3 Month	5.17%	4.91%	5.43%	4.89%	5.93%	1.73%	7.09%	1.45%
6 Month	11.89%	15.13%	14.30%	13.75%	13.30%	15.97%	14.30%	13.89%
YTD	3.30%	3.37%	1.93%	1.51%	3.43%	3.14%	3.38%	3.13%
1 Year	8.37%	9.93%	14.48%	14.51%	4.91%	8.30%	13.34%	7.97%
3 Year	35.51%	23.18%	31.73%	34.27%	47.78%	43.70%	51.83%	41.70%
3 Year (A)	10.67%	7.05%	10.99%	10.32%	13.90%	12.85%	16.18%	13.63%
5 Year	27.15%	19.33%	43.11%	39.09%	43.34%	58.91%	90.38%	74.17%
5 Year (A)	4.92%	3.58%	7.51%	6.82%	7.47%	9.71%	13.77%	11.80%
10 Year	84.10%	13.81%	120.48%	114.44%	83.37%	131.78%	213.38%	253.59%
10 Year (A)	5.08%	5.00%	8.23%	7.93%	6.19%	8.53%	12.10%	13.46%
Inception (9/2/82)	1311.77%	1497.98%	2170.88%	2178.73%	3301.88%	n/a	n/a	3503.88%
Inception (A)	11.13%	12.01%	13.64%	13.65%	13.71%	n/a	n/a	16.30%
Registration (10/10/81)	1433.07%	1318.93%	2304.35%	2333.81%	3173.39%	n/a	n/a	4088.84%
Registration (A)	11.31%	11.13%	13.35%	13.43%	14.03%	n/a	n/a	15.91%

VII. International Growth Fund

Please refer to the general disclosure cited on the title page.
The following performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Sit International Investment Associates' investment philosophy for international equity portfolios targets growth-oriented investment opportunities outside the United States. Generally, we look to invest in companies with the potential to increase earnings at a faster rate than the representative economy and market index.

- We believe that earnings growth is the primary determinant of superior long-term returns;
- We emphasize investments in the world's premier growth companies or in companies that have regional or country dominance;
- We are opportunistic investors; we invest in high and consistent growth companies as well as conservative and cyclical growth companies; and
- We manage our portfolios on an active basis, concentrating our investments in the best growth opportunities at the most reasonable valuation levels.

History

- International division established in 1989 as a joint venture between Sit Investment Associates (SIA), Andrew Kim and associate, and the Fremont Group (formerly Bechtel Investments).
- International, growth-oriented investment management.

Assets Under Management

- As of June 30, 2006

  International Investment Accounts by Style (millions of USD):

EAFE+	$94
Global*	295
Pacific Basin	17
Developing Markets	16

- Additionally, Sit Investment Associates currently manages over $6.9 billion in domestic financial assets.

*Global total assets include $150 million in domestic equity securities and exclude fixed income.

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 60.

Sit International Growth Fund
Country Allocation

Asia Pacific

	Portfolio Weights 12/31/2006 ACTUAL[1]	3/31/2007 TARGET	MSCI EAFE[2]
Australia	6.8 %	6.0 %	6.3 %
Hong Kong	3.8	4.0	3.4
Japan	22.5	22.5	22.6
New Zealand	0.0	0.0	0.2
Singapore	0.0	0.0	0.9
China	1.3 %	2.0 %	0.0 %
India	2.2	2.0	0.0
South Korea	0.7	1.0	0.0
Taiwan	0.0	0.0	0.0
Thailand	0.0	0.0	0.0
TOTAL	37.3 %	37.5 %	33.5 %
Asia ex-Japan	14.7 %	15.0 %	10.9 %

Europe

	Portfolio Weights 12/31/2006 ACTUAL[1]	3/31/2007 TARGET	MSCI EAFE[2]
Austria	0.6 %	0.5 %	0.6 %
Belgium	0.0	0.0	1.3
Finland	0.8	1.0	1.4
France	10.9	11.0	10.1
Germany	7.4	7.5	7.4
Greece	0.0	0.0	0.6
Ireland	1.8	2.0	0.9
Italy	1.7	1.5	3.8
Netherlands	2.3	2.0	4.5
Portugal	0.0	0.0	0.3
Spain	1.8	2.5	4.1
Czech Republic	1.4 %	1.0 %	0.0 %
Denmark	1.8	2.0	0.8
Norway	0.0	0.0	0.9
Sweden	1.5	1.5	2.6
Switzerland	12.0	12.0	6.9
Great Britain	11.1	11.5	20.3
TOTAL	54.9 %	56.0 %	66.5 %
Euroland	27.2 %	28.0 %	35.0 %

Others

	Portfolio Weights 12/31/2006 ACTUAL[1]	3/31/2007 TARGET	MSCI EAFE[2]
Argentina	0.9 %	1.0 %	0.0 %
Brazil	0.0	0.0	0.0
Mexico	3.1	3.0	0.0
Israel	0.8	1.0	0.0
Canada	1.0	0.5	0.0
United States	1.1	0.0	0.0
TOTAL	6.9 %	5.5 %	0.0 %

Cash and Total

	Portfolio Weights 12/31/2006 ACTUAL[1]	3/31/2007 TARGET	MSCI EAFE[2]
CASH	0.9 %	1.0 %	0.0 %
EQUITY	99.0	99.0	100.0
TOTAL	100.0 %	100.0 %	100.0 %

[1]Based on Client Portfolio (605)

[2]Morgan Stanley Capital International – December 31, 2006

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 60.

Sit International Growth Fund
Historical Country Allocation

	Sit Int'l Growth Fund (% of Portfolio)																MSCI EAFE	MSCI EAFE Growth
	Dec-00	Dec-01	Dec-02	Dec-03	Dec-04	Mar-05	Jun-05	Sep-05	Nov-05	Dec-05	Feb-06	Mar-06	Jun-06	Sep-06	Nov-06	Dec-06	Dec-06	Dec-06
INDEX																		
ASIA PACIFIC	20.9	16.8	28.3	34.2	35.1	33.3	33.2	37.5	39.0	37.5	35.4	35.6	34.8	35.1	33.5	33.1	33.5	31.9
AUSTRALIA	-	0.9	2.3	4.3	7.2	6.2	6.3	7.3	6.6	6.7	6.3	7.1	7.4	6.7	7.0	6.8	6.3	7.1
HONG KONG	3.4	3.9	7.4	6.3	5.3	5.1	5.6	4.5	4.4	4.1	2.7	2.5	2.6	4.0	3.8	3.8	3.4	1.8
JAPAN	15.2	10.0	15.0	13.0	13.1	13.3	13.9	23.2	25.6	26.7	26.2	26.0	24.8	24.4	22.7	22.5	22.6	21.9
NEW ZEALAND	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.2	0.2
SINGAPORE	2.3	2.0	3.6	4.9	2.0	1.0	-	-	-	-	-	-	-	-	-	-	0.9	0.9
EUROPE	59.6	64.5	64.0	53.7	49.8	46.1	47.7	45.4	45.2	43.1	44.8	44.4	47.1	48.7	52.4	53.5	66.5	68.1
AUSTRIA	-	-	-	-	-	-	-	-	-	-	-	-	0.5	0.6	0.6	0.6	0.6	0.6
BELGIUM	0.8	0.5	0.8	-	-	-	-	-	-	-	-	-	-	-	-	-	1.3	1.3
DENMARK	-	-	-	-	-	-	-	-	-	-	0.5	0.6	1.0	1.0	1.4	1.3	0.8	0.8
FINLAND	4.0	2.8	2.2	1.3	0.7	0.8	0.9	0.8	0.9	0.9	0.8	0.9	0.9	0.9	0.8	0.8	1.4	1.6
FRANCE	11.6	16.2	17.9	10.5	7.5	8.3	7.9	8.1	8.3	8.2	8.3	8.5	8.1	9.1	10.6	10.9	10.1	10.1
GERMANY	3.8	5.1	1.6	2.3	4.3	5.5	5.8	6.0	6.2	6.1	6.7	7.0	6.4	6.4	7.1	7.4	7.4	7.3
GREECE	-	-	-	-	1.2	0.9	0.8	0.5	0.6	-	-	0.6	0.7	-	-	-	0.6	0.7
IRELAND	2.3	3.3	0.9	1.3	2.2	0.9	1.1	1.2	1.3	1.6	1.5	1.5	1.5	1.0	1.6	1.3	0.9	1.0
ITALY	5.6	2.1	0.7	1.5	2.2	1.3	1.1	0.8	0.3	0.6	1.3	1.3	2.0	1.5	1.6	1.7	3.8	3.8
NETHERLANDS	7.3	5.9	4.6	6.1	3.3	2.9	2.8	2.3	2.6	2.6	1.9	1.9	2.2	2.4	2.3	2.3	4.5	3.6
NORWAY	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.9	0.9
PORTUGAL	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.3	0.3
SPAIN	2.6	3.2	2.1	1.8	2.1	1.8	1.8	1.7	1.5	1.5	1.5	1.4	1.5	1.6	1.7	1.8	4.1	4.2
SWEDEN	1.3	2.1	0.8	-	1.1	1.4	1.6	1.6	1.5	1.5	1.4	1.5	1.3	1.3	1.4	1.5	2.6	2.6
SWITZERLAND	6.4	6.8	10.1	8.7	9.4	9.8	10.2	10.0	10.6	10.7	11.0	10.9	11.3	12.3	12.2	12.0	6.9	6.8
GREAT BRITAIN	12.8	16.5	22.3	20.2	16.0	12.6	12.7	11.2	9.8	9.4	9.9	9.8	9.8	10.7	10.9	11.1	20.3	22.5
TOTAL INDEX REGIONS	80.5	81.2	92.3	87.9	84.9	79.3	80.9	82.9	84.2	80.6	80.4	82.0	81.8	83.8	85.9	86.6	100.0	100.0
NON-INDEX																		
ASIA PACIFIC	1.4	2.0	3.3	4.5	3.1	2.8	2.8	2.4	2.3	4.0	5.0	4.8	4.1	4.3	4.1	4.1	-	-
CHINA	-	-	-	1.3	1.2	0.9	1.1	1.2	1.1	1.1	1.0	1.0	1.0	1.0	1.2	1.3	-	-
INDIA	-	-	-	0.7	2.0	2.2	2.5	2.5	2.4	2.5	2.3	2.6	2.0	2.1	2.2	2.2	-	-
SOUTH KOREA	-	-	1.1	0.4	0.8	0.6	0.6	0.7	0.7	0.8	0.8	0.7	0.7	0.8	0.7	0.7	-	-
PHILIPPINES	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
TAIWAN	1.0	1.4	1.7	1.5	-	0.3	0.3	-	-	-	-	-	-	-	-	-	-	-
THAILAND	0.4	0.7	0.5	0.8	1.1	0.8	0.8	0.5	0.5	0.5	0.5	0.4	0.4	0.4	-	-	-	-
CANADA	3.8	1.8	0.0	2.0	7.8	6.8	7.0	7.1	5.5	5.3	5.0	4.5	3.1	2.8	1.4	1.0	-	-
LATIN AMERICA	0.8	1.5	2.0	2.0	2.2	1.8	2.6	3.1	3.3	3.2	3.3	3.5	4.1	4.4	3.0	4.0	-	-
ARGENTINA	-	-	-	-	-	-	-	-	-	-	-	-	0.8	0.7	0.9	0.9	-	-
BRAZIL	-	-	-	0.3	-	-	0.6	0.6	0.7	0.6	0.7	0.7	0.6	0.7	-	-	-	-
MEXICO	0.8	1.5	2.0	1.7	2.2	1.8	2.0	2.5	2.7	2.6	2.6	2.7	2.7	3.0	3.0	3.1	-	-
OTHER	3.3	3.0	1.8	2.8	1.8	4.2	5.1	3.7	4.0	5.0	4.5	4.7	4.2	3.7	3.2	3.3	-	-
CZECH REPUBLIC	-	-	-	-	-	-	1.1	1.1	1.2	1.2	1.1	1.3	1.2	1.3	1.3	1.4	-	-
SOUTH AFRICA COMM.	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
ISRAEL	3.3	3.0	1.8	2.8	1.8	3.5	4.4	3.0	3.3	3.3	2.8	2.9	2.5	1.8	0.8	0.8	-	-
UNITED STATES	-		-	-	-	0.8	0.8	0.7	0.7	0.5	0.5	0.5	0.6	0.6	1.1	1.1	-	-
TOTAL NON-INDEX REGIONS	9.3	8.4	8.0	11.3	14.9	15.4	17.5	16.4	15.2	18.3	17.7	17.4	15.5	15.1	12.5	12.5	-	-
CASH	10.2	10.4	(0.3)	0.8	0.2	5.3	1.6	0.8	0.6	1.1	1.9	0.5	2.7	1.1	1.7	0.9	-	-
TOTAL	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Sit International Growth Fund

International Portfolio Evaluation

As of December 31, 2006

ARGENTINA	MKT VAL	% PF
TENARIS SA ADR	337	0.9%
	337	0.9%

AUSTRALIA	MKT VAL	% PF
BHP BILLITON LTD	1,104	3.0%
RIO TINTO PLC ADR	1,041	2.8%
AUSTRAL ZEALAND BANK GRP	388	1.0%
	2,534	6.8%

AUSTRIA	MKT VAL	% PF
RAIFFEISEN INTL BK	213	0.6%
	213	0.6%

CANADA	MKT VAL	% PF
SUNCOR ENERGY INC	213	0.6%
TALISMAN ENERGY INC	163	0.4%
	376	1.0%

CHINA	MKT VAL	% PF
PETROCHINA CO LTD H	473	1.3%
	473	1.3%

CZECH REPUBLIC	MKT VAL	% PF
CENTRAL EUROPEAN MEDIA E	532	1.4%
	532	1.4%

DENMARK	MKT VAL	% PF
VESTAS WIND SYSTEM	549	1.5%
GENMAB AS	101	0.3%
	650	1.8%

FINLAND	MKT VAL	% PF
NOKIA CORP ADR	306	0.8%
	306	0.8%

FRANCE	MKT VAL	% PF
VEOLIA ENVIRONMENT	969	2.6%
SCHLUMBERGER LTD	745	2.0%
TOTAL	486	1.3%
AXA	481	1.3%
BNP PARIBAS	385	1.0%
DANONE	362	1.0%
BUSINESS OBJECTS SA ADR	316	0.8%
SANOFI AVENTIS	301	0.8%
	4,045	10.9%

GERMANY	MKT VAL	% PF
PUMA AG	580	1.6%
SAP GROS	579	1.6%
ALLIANZ SE	511	1.4%
MUENCHENER RUCKVER REG	430	1.2%
SIEMENS AG	388	1.0%
FRESENIUS AG	251	0.7%
	2,739	7.4%

GREAT BRITAIN	MKT VAL	% PF
GLAXOSMITHKLINE ADR	601	1.6%
VODAFONE GROUP	511	1.4%
TESCO	481	1.3%
RECKITT BENCKISER PLC	449	1.2%
ROYAL BK SCOT GRP	368	1.0%
BP PLC ADR	342	0.9%
BURBERRY GROUP	266	0.7%
BARCLAYS	218	0.6%
WPP GROUP GRD PLC	207	0.6%
BAE SYSTEMS	207	0.6%
PEARSON PLC	186	0.5%
CAIRN ENERGY PLC	170	0.5%
LADBROKES	117	0.3%
	4,122	11.1%

HONG KONG	MKT VAL	% PF
HSBC HOLDINGS PLC	787	2.1%
SUN HUNG KAI PROP	363	1.0%
HONGKONG LAND HLDG	262	0.7%
	1,412	3.8%

INDIA	MKT VAL	% PF
INDIA FUND INC	552	1.5%
ICICI BK LTD ADR	271	0.7%
	824	2.2%

IRELAND	MKT VAL	% PF
ANGLO IRISH BANK CORP	452	1.2%
C&C GROUP	218	0.6%
	670	1.8%

ISRAEL	MKT VAL	% PF
AMDOCS LTD	295	0.8%
	295	0.8%

ITALY	MKT VAL	% PF
AZIMUT HLDG S.P.A.	416	1.1%
BCA POP DI MILANO	223	0.6%
	639	1.7%

JAPAN	MKT VAL	% PF
SUMITOMO MITSUI FINL GR	788	2.1%
MITSUBISHI UFJ	785	2.1%
CANON	580	1.6%
FANUC JPY50	580	1.6%
TAKEDA CHEMICAL IND	514	1.4%
ASAHI BREWERIES NZ50	480	1.3%
AFLAC INC	469	1.3%
HONDA MOTOR CO	442	1.2%
YAMADA DENKI	441	1.2%
ITO EN, LTD	434	1.2%
EAST JAPAN RAILWAY	434	1.2%
NOMURA HOLDINGS INC	377	1.0%
NIPPON MITSUBISHI OIL CO	347	0.9%
KAO CORP	296	0.8%
SHIMIZU CORP	285	0.8%
MILLEA HOLDINGS IN	247	0.7%
NITTO DENKO CORPORATION	200	0.5%
MATSUMOTOKIYOSHI C	186	0.5%
SEVEN & I HOLDINGS	186	0.5%
DENTSU INC	167	0.4%
MITSUI OSK LINES LTD	158	0.4%
	8,386	22.5%

MEXICO	MKT VAL	% PF
NII HOLDINGS INC	760	2.1%
WALMART DE MEXICO SA	388	1.0%
	1,148	3.1%

NETHERLANDS	MKT VAL	% PF
ING GROEP NV	457	1.2%
PHILIPS ELECTRONICS NV	411	1.1%
	868	2.3%

SOUTH KOREA	MKT VAL	% PF
SAMSUNG ELEC GDR	247	0.7%
	247	0.7%

SPAIN	MKT VAL	% PF
TELEFONICA SA	482	1.3%
BANCO BILBAO VIZCAYA ARGE	183	0.5%
	665	1.8%

SWEDEN	MKT VAL	% PF
ERICSSON L M TEL CO ADR	543	1.5%
	543	1.5%

SWITZERLAND	MKT VAL	% PF
NOVARTIS	724	1.9%
NESTLE SA	708	1.9%
ROCHE HLDGS AG	674	1.8%
UBS AG	563	1.5%
SYNTHES, INC	546	1.5%
CREDIT SUISSE GROUP	532	1.4%
KUEHNE & NAGEL INTL	418	1.1%
PANALPINA WELT AG	292	0.8%
	4,451	12.0%

UNITED STATES	MKT VAL	% PF
NEWS CORP LTD	219	0.6%
VERIFONE HLDGS INC	196	0.5%
	415	1.1%

	MKT VAL	% PF
CASH	351	0.9%
TOTAL	37,240	100.0%

Sit International Growth Fund

Rotation of Industry Weightings Over Time

	Sit International Growth Fund (% of Portfolio)											MSCI EAFE	MSCI EAFE Growth
	Dec-00	Dec-01	Dec-02	Dec-03	Dec-04	Dec-05	Mar-06	Jun-06	Sep-06	Nov-06	Dec-06	Dec-06	Dec-06
CONSUMER DISCRETIONARY	3.7	6.3	8.9	11.9	12.5	12.2	10.1	10.0	10.8	11.2	11.6	12.7	13.9
Automobiles & Components	-	-	0.7	0.7	0.8	1.0	1.0	1.0	1.1	1.1	1.3	4.3	1.7
Consumer Durables & Apparel	1.5	1.1	3.3	3.8	3.3	3.1	3.3	3.5	3.1	3.3	3.6	3.6	4.7
Consumer Services	-	0.8	1.5	3.8	3.3	0.8	0.8	0.3	0.3	0.3	0.3	1.1	1.5
Media	1.9	3.1	3.1	3.5	3.7	3.8	3.9	3.8	3.3	3.6	3.5	3.0	3.7
Retailing	0.3	1.8	3.3	3.1	3.6	4.0	3.1	3.6	3.5	3.3	3.3	3.1	3.3
INDUSTRIALS	2.3	1.9	3.8	6.3	3.5	6.7	8.1	8.3	8.3	8.5	8.4	11.3	14.3
Capital Goods	1.5	0.1	1.3	3.1	1.3	3.1	4.1	4.8	5.0	5.3	5.3	7.7	10.3
Commercial Services & Supplies	0.8	1.3	1.8	1.8	-	1.3	1.3	0.9	0.9	0.8	0.8	1.6	3.1
Transportation	-	-	0.7	1.9	3.3	3.6	3.6	3.5	3.6	3.5	3.5	3.3	3.1
ENERGY	3.7	6.0	10.6	8.4	10.2	10.1	8.8	9.5	9.0	9.0	8.8	7.2	3.7
Energy	3.7	6.0	10.1	8.6	10.3	10.1	8.8	9.5	9.0	9.0	8.8	7.3	3.7
CONSUMER STAPLES	6.3	7.2	18.5	8.5	11.7	8.8	8.5	8.1	8.3	8.0	8.2	7.8	11.0
Food & Staples Retailing	3.9	0.6	3.6	1.9	3.8	3.8	3.5	1.8	1.7	1.3	1.3	1.1	3.9
Food Beverage & Tobacco	1.8	4.1	11.8	5.8	8.1	1.1	1.3	1.6	1.8	1.9	7.1	5.3	1.8
Household & Personal Products	1.7	3.7	4.3	1.8	0.8	0.9	0.8	0.8	0.8	0.8	0.8	0.8	1.3
HEALTH CARE	12.1	18.5	14.7	10.4	10.8	10.7	11.0	11.0	8.9	8.7	10.0	7.1	10.8
Pharmaceuticals, Biotechnology & Life Sciences	13.1	18.0	14.7	10.6	9.8	9.6	9.6	9.6	7.9	7.1	7.8	6.3	9.1
Health Care Equipment & Services	-	0.5	-	-	1.0	1.3	1.1	1.1	3.1	3.1	3.1	0.9	1.7
MATERIALS	0.0	-	0.4	3.1	4.2	5.7	6.1	6.4	5.7	6.0	5.8	8.2	11.1
Materials	0.0	-	0.6	3.1	4.3	5.7	6.1	6.6	5.7	6.0	5.8	8.3	11.1
FINANCIALS	21.2	21.5	21.1	24.2	22.8	23.2	24.8	24.5	26.3	27.1	27.2	28.9	18.2
Banks	7.5	9.5	13.9	13.6	15.5	14.3	14.7	14.5	13.7	14.9	14.9	18.5	9.1
Diversified Financials	3.7	3.1	3.3	1.3	3.6	3.9	3.3	3.6	5.1	5.0	4.9	3.7	3.1
Real Estate	0.9	1.1	1.0	1.3	3.6	1.1	1.1	1.1	1.7	1.7	1.7	3.1	3.1
Insurance	9.1	8.8	3.0	3.3	3.5	4.4	5.3	4.9	5.7	5.1	5.8	5.1	3.6
INFORMATION TECHNOLOGY	25.2	14.8	10.6	12.9	11.5	11.8	11.3	10.1	10.4	10.0	8.7	5.4	8.9
Semiconductors & Semiconductor Equipment	-	-	-	4.1	1.0	1.1	0.7	0.7	0.8	0.7	0.7	0.8	1.6
Software & Services	9.5	3.3	3.3	3.7	1.3	5.8	5.7	4.1	4.7	5.3	5.3	1.1	3.0
Technology Hardware & Equipment	15.7	11.1	8.6	5.1	4.3	4.5	4.9	4.8	5.0	4.1	3.9	3.5	5.1
TELECOMMUNICATION SERVICES	14.3	10.4	7.3	11.0	11.9	6.3	5.6	5.2	5.4	4.7	4.8	5.2	3.2
Telecommunication Services	14.3	10.6	7.3	11.0	11.9	6.3	5.1	5.3	5.6	4.7	4.8	5.3	3.3
UTILITIES	1.0	3.1	4.4	1.5	0.7	2.3	3.1	2.2	2.8	2.3	2.6	5.3	4.7
Utilities	1.0	3.1	4.6	1.5	0.7	3.3	3.1	3.3	3.9	3.3	3.1	5.3	4.7
CASH	10.2	10.4	(0.3)	0.8	0.2	1.1	0.5	2.7	1.1	1.7	0.9	-	-
TOTAL	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Sit International Growth Fund

Portfolio Summary By Economic Sector

As Of December 31, 2006 In ($000)

CONSUMER DISCRETIONARY	MKT VAL	% PF
PUMA AG	580	1.6%
CENTRAL EUROPEAN MEDIA E	532	1.4%
HONDA MOTOR CO	442	1.2%
YAMADA DENKI	441	1.2%
PHILIPS ELECTRONICS NEW	411	1.1%
WALMART DE MEXICO SA	368	1.0%
BURBERRY GROUP	266	0.7%
NEWS CORP LTD	219	0.6%
WPP GROUP ORD PLC	207	0.6%
MATSUMOTOKIYOSHI C	186	0.5%
SEVEN & I HOLDINGS	186	0.5%
PEARSON PLC	186	0.5%
DENTSU INC	167	0.4%
LADBROKES	117	0.3%
	4,308	11.6%

CONSUMER STAPLES	MKT VAL	% PF
NESTLE SA	703	1.9%
TESCO	481	1.3%
ASAHI BREWERIES #2502	480	1.3%
RECKITT BENCKISER PLC	449	1.2%
ITO EN, LTD	434	1.2%
DANONE	362	1.0%
KAO CORP	296	0.8%
C&C GROUP	218	0.6%
	3,423	9.2%

ENERGY	MKT VAL	% PF
SCHLUMBERGER LTD	745	2.0%
TOTAL	496	1.3%
PETROCHINA CO LTD H	473	1.3%
NIPPON MITSUBISHI OIL CO	347	0.9%
BP PLC ADR	342	0.9%
TENARIS S A ADR	337	0.9%
SUNCOR ENERGY INC	213	0.6%
CAIRN ENERGY PLC	170	0.5%
TALISMAN ENERGY INC	163	0.4%
	3,287	8.8%

FINANCIALS	MKT VAL	% PF
SUMITOMO MITSUI FINL GR	788	2.1%
HSBC HOLDINGS PLC	787	2.1%
MITSUBISHI UFJ	765	2.1%
UBS AG	563	1.5%
CREDIT SUISSE GROUP	532	1.4%
ALLIANZ SE	511	1.4%
AXA	491	1.3%
AFLAC INC	469	1.3%
ING GROEP NV	457	1.2%
ANGLO IRISH BANK CORP	452	1.2%
MUENCHENER RUCKVER REG	430	1.2%
AZIMUT HLDG S.P.A	416	1.1%
AUST&N ZEALAND BANK ORD	388	1.0%
NOMURA HOLDINGS INC	377	1.0%
ROYAL BK SCOT GRP	368	1.0%
BNP PARIBAS	365	1.0%
SUN HUNG KAI PROP	363	1.0%
ICICI BK LTD ADR	271	0.7%
HONGKONG LAND HLDG	262	0.7%
MILLEA HOLDINGS IN	247	0.7%
BCA POP DI MILANO	223	0.6%
BARCLAYS	218	0.6%
RAIFFEISEN INTL BK	213	0.6%
BANCO BILBAO VIZCAYA ARGE	183	0.5%
	10,138	27.2%

HEALTH CARE	MKT VAL	% PF
NOVARTIS	724	1.9%
ROCHE HLDGS AG	674	1.8%
GLAXOSMITHKLINE ADR	601	1.6%
SYNTHES, INC	545	1.5%
TAKEDA CHEMICAL IND	514	1.4%
SANOFI AVENTIS	301	0.8%
FRESENIUS AG	251	0.7%
GENMAB AS	101	0.3%
	3,712	10.0%

INDUSTRIALS	MKT VAL	% PF
FANUC JPY50	580	1.6%
VESTAS WIND SYSTEM	549	1.5%
EAST JAPAN RAILWAY	434	1.2%
KUEHNE&NAGEL INTL	418	1.1%
SIEMENS AG	388	1.0%
PANALPINA WELT AG	292	0.8%
SHIMIZU CORP	285	0.8%
BAE SYSTEMS	207	0.6%
NITTO DENKO CORPORATION	200	0.5%
MITSUI OSK LINES LTD	158	0.4%
	3,511	9.4%

INFORMATION TECHNOLOGY	MKT VAL	% PF
CANON	590	1.6%
SAP ORDS	579	1.6%
INDIA FUND INC	552	1.5%
ERICSSON L M TEL CO ADR	543	1.5%
BUSINESS OBJECTS SA ADR	316	0.8%
NOKIA CORP ADR	306	0.8%
AMDOCS LTD	295	0.8%
SAMSUNG ELEC GDR	247	0.7%
VERIFONE HLDGS INC	196	0.5%
	3,624	9.7%

MATERIALS	MKT VAL	% PF
BHP BILLITON LTD	1,104	3.0%
RIO TINTO PLC ADR	1,041	2.8%
	2,146	5.8%

TELECOMMUNICATION SERVICES	MKT VAL	% PF
NII HOLDINGS INC	780	2.1%
VODAFONE GROUP	511	1.4%
TELEFONICA SA	482	1.3%
	1,772	4.8%

UTILITIES	MKT VAL	% PF
VEOLIA ENVIRONMENT	969	2.6%
	969	2.6%

CASH	351	0.9%
TOTAL	37,240	100.0%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 60.

Sit International Growth Fund

Top 25 Holdings

December 31, 2006

SECURITY	COUNTRY	SECTOR	MARKET VALUE (000)	%PF	2007 P/E Ratio	IBES EST LTG
BHP BILLITON LTD	AUSTRALIA	MATERIALS	1,104	3.0%	9.1	8.5
RIO TINTO PLC ADR	AUSTRALIA	MATERIALS	1,041	2.8%	8.8	11.7
VEOLIA ENVIRONMENT	FRANCE	UTILITIES	969	2.6%	24.7	14.0
SUMITOMO MITSUI FINL GR	JAPAN	FINANCIALS	788	2.1%	13.4	14.0
HSBC HOLDINGS	HONG KONG	FINANCIALS	787	2.1%	5.8	6.0
NII HOLDINGS INC	MEXICO	TELECOMMUNICATION SERVICES	780	2.1%	25.0	42.2
MITSUBISHI UFJ	JAPAN	FINANCIALS	765	2.1%	15.0	3.0
SCHLUMBERGER LTD	FRANCE	ENERGY	745	2.0%	16.9	25.0
NOVARTIS	SWITZERLAND	HEALTH CARE	724	1.9%	16.6	11.0
NESTLE SA	SWITZERLAND	CONSUMER STAPLES	703	1.9%	16.6	8.0
ROCHE HLDGS AG	SWITZERLAND	HEALTH CARE	674	1.8%	20.1	15.6
GLAXOSMITHKLINE ADR	GREAT BRITAIN	HEALTH CARE	601	1.6%	14.1	6.2
CANON	JAPAN	INFORMATION TECHNOLOGY	590	1.6%	18.0	10.0
FANUC JPY50	JAPAN	INDUSTRIALS	580	1.6%	22.9	3.0
PUMA AG	GERMANY	CONSUMER DISCRETIONARY	580	1.6%	N/A	N/A
SAP ORDS	GERMANY	INFORMATION TECHNOLOGY	579	1.6%	23.3	13.5
UBS AG	SWITZERLAND	FINANCIALS	563	1.5%	12.4	7.5
INDIA FUND INC	INDIA	INFORMATION TECHNOLOGY	552	1.5%	N/A	N/A
VESTAS WIND SYSTEM	DENMARK	INDUSTRIALS	549	1.5%	N/A	N/A
SYNTHES, INC	SWITZERLAND	HEALTH CARE	545	1.5%	22.4	N/A
ERICSSON L M TEL CO ADR	SWEDEN	INFORMATION TECHNOLOGY	543	1.5%	N/A	N/A
CENTRAL EUROPEAN MEDIA E	CZECH REPUBLIC	CONSUMER DISCRETIONARY	532	1.4%	25.2	N/A
CREDIT SUISSE GROUP	SWITZERLAND	FINANCIALS	532	1.4%	N/A	N/A
TAKEDA CHEMICAL IND	JAPAN	HEALTH CARE	514	1.4%	N/A	N/A
ALLIANZ SE	GERMANY	FINANCIALS	511	1.4%	10.2	4.8
Number of Equity Holdings = 88		Total		45.5%		

SOURCE: I/B/E/S, FACTSET, AND SIT INVESTMENT ASSOCIATES, INC.

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 60.

Performance Comparison Report

Performance Comparison Report
Equity

January 31, 2007

	(11/1/91) International Growth Fund	Morgan Stanley EAFE Growth	Morgan Stanley EAFE	Lipper Int'l Fund	(7/1/94) Small Cap Growth	Russell 2000 Gr.	Lipper - Small Cap Fund	Russell 2000
01/31/06	21,313.10	2,020.73	3,803.88	1,109.13	41,471.34	2,493.17	1,111.58	1,014.34
02/28/06	20,850.59	1,987.73	3,794.41	1,104.33	45,178.01	2,479.38	1,113.70	1,031.10
03/31/06	21,793.13	2,074.91	3,919.47	1,143.73	47,180.38	2,399.89	1,181.14	1,304.37
04/30/06	23,111.33	2,119.37	4,101.11	1,158.09	48,248.49	2,393.38	1,187.31	1,303.85
05/31/06	21,398.43	2,077.39	3,947.18	1,143.33	45,317.38	2,409.94	1,113.13	1,033.93
06/30/06	21,473.38	2,080.33	3,941.58	1,137.80	45,339.17	2,411.39	1,101.13	1,043.37
07/31/06	21,431.59	2,089.91	3,985.59	1,147.93	43,351.58	2,281.13	1,073.33	2,944.34
08/31/06	21,903.10	2,140.43	4,095.39	1,179.40	43,343.78	2,333.09	1,097.80	1,031.31
09/30/06	21,778.71	2,138.43	4,101.58	1,188.43	43,133.00	2,319.08	1,111.09	1,051.17
10/31/06	22,313.59	2,200.81	4,211.41	1,228.44	44,773.33	2,333.10	1,157.77	1,233.73
11/30/06	23,018.88	2,314.93	4,388.81	1,270.03	41,490.01	2,382.89	1,194.38	1,317.73
12/31/06	23,108.84	2,338.43	4,531.38	1,310.33	41,373.84	2,371.19	1,197.90	1,338.70
01/31/07	23,178.11	2,347.14	4,557.22	1,322.49	47,730.58	2,434.13	1,224.98	1,384.39
1 Month	0.30%	0.80%	0.18%	0.91%	3.13%	1.81%	2.31%	1.17%
3 Month	3.17%	1.15%	1.94%	7.11%	1.59%	4.04%	5.81%	4.19%
6 Month	10.48%	13.31%	14.33%	13.31%	10.08%	14.81%	14.11%	14.94%
YTD	0.30%	0.80%	0.18%	0.91%	3.13%	1.81%	2.31%	1.17%
1 Year	10.84%	11.15%	19.84%	19.18%	2.18%	3.39%	9.71%	10.43%
3 Year	30.81%	59.10%	71.33%	70.13%	37.15%	30.59%	43.93%	43.18%
3 Year (A)	14.80%	16.74%	19.84%	19.40%	11.24%	9.20%	12.85%	12.58%
5 Year	41.30%	90.03%	113.15%	113.83%	41.33%	47.14%	17.83%	78.11%
5 Year (A)	7.04%	13.70%	16.40%	16.31%	7.81%	8.10%	10.81%	11.88%
10 Year	39.14%	73.33%	119.18%	133.13%	141.10%	100.03%	119.31%	145.13%
10 Year (A)	2.59%	5.61%	8.16%	8.88%	9.22%	4.81%	8.16%	9.40%
Inception	131.79%	119.84%	213.39%	300.03%	377.31%	159.81%	318.43%	383.11%
Inception (A)	5.81%	5.30%	7.78%	8.51%	13.21%	7.87%	10.81%	11.48%
Registration	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Registration (A)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

	(12/31/97) Science & Technology	NYSE Arca Tech 100 (Bloomberg)	Nasdaq Composite Index	S&P 500	(7/1/94) Developing Markets	MSCI Em. Mkts. (Price)	MSCI Em. Mkts. Growth (Price)	Lipper Emerging Markets
01/31/06	11,451.33	873.11	2,305.83	4,403.97	18,303.51	780.77	158.90	190.34
02/28/06	11,095.39	819.81	2,381.39	4,417.91	17,857.40	780.11	158.49	188.33
03/31/06	11,339.79	874.34	2,339.79	4,473.91	18,314.14	787.80	158.98	191.80
04/30/06	11,141.90	873.37	2,333.48	4,533.85	19,413.09	841.39	169.39	203.38
05/31/06	10,373.81	813.37	2,178.71	4,403.39	17,773.91	751.00	150.33	183.80
06/30/06	10,341.84	784.11	2,171.91	4,408.33	17,194.51	747.34	149.84	181.89
07/31/06	9,887.71	719.83	2,091.35	4,435.41	17,887.04	755.84	153.30	185.80
08/31/06	10,187.03	805.80	2,183.13	4,541.03	18,334.41	773.13	157.71	190.81
09/30/06	10,455.38	838.83	2,258.30	4,658.19	18,570.07	778.17	158.84	193.38
10/31/06	10,940.47	857.30	2,311.47	4,810.05	19,455.81	814.43	165.91	203.33
11/30/06	11,188.18	881.30	2,431.13	4,901.44	20,830.34	874.09	178.34	215.13
12/31/06	11,095.39	875.31	2,415.15	4,970.01	21,448.11	913.11	181.17	223.44
01/31/07	11,131.33	891.81	2,413.78	5,045.31	21,734.37	901.48	184.37	224.31
1 Month	0.38%	1.87%	2.01%	1.51%	1.33%	-1.33%	-0.97%	-0.48%
3 Month	1.20%	4.03%	4.11%	4.89%	11.71%	10.19%	11.13%	10.89%
6 Month	13.53%	15.83%	17.81%	13.75%	21.83%	19.37%	21.14%	20.75%
YTD	0.38%	1.87%	2.01%	1.51%	1.33%	-1.33%	-0.97%	-0.48%
1 Year	-3.88%	3.31%	1.83%	14.51%	19.40%	13.03%	11.03%	17.87%
3 Year	10.34%	21.49%	19.34%	34.37%	102.19%	97.18%	94.19%	113.07%
3 Year (A)	3.33%	6.70%	6.04%	10.32%	26.45%	25.40%	24.87%	28.68%
5 Year	-4.10%	30.39%	37.39%	39.09%	144.04%	175.03%	114.09%	215.13%
5 Year (A)	-0.84%	5.45%	4.86%	6.82%	19.53%	22.43%	21.44%	25.84%
10 Year	n/a	n/a	n/a	n/a	84.78%	77.31%	n/a	135.13%
10 Year (A)	n/a	n/a	n/a	n/a	6.33%	5.88%	n/a	8.48%
Inception	11.31%	301.93%	51.89%	70.83%	117.34%	88.13%	n/a	159.41%
Inception (A)	1.18%	13.13%	5.08%	6.07%	6.36%	5.14%	n/a	7.86%
Registration	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Registration (A)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Sit Mutual Funds
Equity Funds*

	Large Cap Growth Fund	Mid Cap Growth Fund	International Growth Fund	Small Cap Growth Fund	Science & Technology Growth Fund	Developing Markets Growth Fund	Balanced Fund	Dividend Growth Fund Class I[1]	Dividend Growth Fund Class S[1]
Investment Objectives	Maximization of long-term capital appreciation	Maximization of long-term capital appreciation	Long Term Growth	Maximization of long-term capital appreciation	Maximization of long-term capital appreciation	Maximization of long-term capital appreciation	Long-term capital appreciation, preserve principal & income	Provide current income that exceeds the dividend yield of the S&P 500 Index; Long-term capital appreciation	Provide current income that exceeds the dividend yield of the S&P 500 Index; Long-term capital appreciation
Min./ Add'l Inv. Regular Acct.	$5,000/$100	$5,000/$100	$5,000/$100	$5,000/$100	$5,000/$100	$5,000/$100	$5,000/$100	$100,000/$100	$5,000/$100
Min./ Add'l Inv. Retirement Acct.	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100	$100,000/$100	$2,000/$100
Primary Investment Vehicles	Common stocks of medium to large sized growth companies	Common stocks of small- & mid- sized growth companies	Common stocks of companies located outside the U.S.	Common stocks of companies with market cap under $2.5 billion	Common stocks of companies principally engaged in the development, improvement & advancement of science & technology	Common stocks of companies located in rapidly growing emerging international markets	Diversified portfolio of stocks, and bonds	Common stocks of companies that pay dividends	Common stocks of companies that pay dividends
Investment Parameters	Common stocks of companies with market capitalizations of $5 billion or more	Common stocks of companies with market capitalizations of $2 billion to $15 billion	Common stocks of companies located in at least 3 foreign countries; up to 50% in small- to mid-sized emerging growth companies in developed and developing markets	Common stocks of companies with market capitalizations of $2.5 billion or less	Common stocks of companies principally engaged in science & technology business activities	Common stocks of companies domiciled or operating in developing markets	35 - 65% common stocks; 35 - 65% fixed-income securities	At least 80% in dividend paying common stocks; the balance in preferred stocks, convertible bonds, and U.S. Treasury securities	At least 80% in dividend paying common stocks; the balance in preferred stocks, convertible bonds, and U.S. Treasury securities
Dividend Policy	Annually (if any), automatically reinvested, may request cash distribution	Annually (if any), automatically reinvested, may request cash distribution	Annually (if any), automatically reinvested, may request cash distribution	Annually (if any), automatically reinvested, may request cash distribution	Annually (if any), automatically reinvested, may request cash distribution	Annually (if any), automatically reinvested, may request cash distribution	Quarterly (if any), automatically reinvested, may request cash distribution	Quarterly (if any), automatically reinvested, may request cash distribution	Quarterly (if any), automatically reinvested, may request cash distribution
Expense Ratios as of 3/31/06	1.00%	1.15% [2]	1.50% [2]	1.50%	1.35% [2]	2.00%	1.00%	1.00%	1.25% [3]
Total Assets as of 12/29/06	$106.90	$191.30	$37.30	$99.20	$12.50	$15.80	$12.00	$29.10	$2.70
Inception Date	9/2/82	9/2/82	11/1/91	7/1/94	12/31/97	7/1/94	12/31/93	12/31/03	3/31/06
NASDAQ Symbols	SNIGX	NBNGX	SNGRX	SSMGX	SISTX	SDMGX	SIBAX	SDVGX	SDVSX
Cusip Numbers	829797-10-9	829796-10-1	82980D-10-3	82980D-30-1	82980D-50-9	82980D-40-0	82980D-20-2	82980D-70-7	82980D-80-6

(1) Please refer to your prospectus for details on the Dividend Growth Fund share classes.
(2) Net of voluntary fee waiver. The contractual fees (without waivers) for the Mid Cap Growth, International Growth, and Science & Technology Growth Funds are 1.25%, 1.85%, and 1.50% per year, respectively, of the Fund's average daily net assets. After December 31, 2006, these voluntary fee waivers may be terminated at any time by the Adviser.
(3) Includes a 25 basis point 12b-1 fee.

Sit Mutual Funds
Fixed Income Funds*

	Minnesota Tax-Free Income Fund	Tax-Free Income Fund	U.S. Government Securities Fund	Money Market Fund	Florida Tax-Free Income Fund
Investment Objectives	Current income exempt from federal and MN state tax	Current income exempt from federal tax	High current income and safety of principal	Maximum current income, preserve capital, and maintain liquidity	Current income exempt from federal and FL intangibles tax
Min./Add'l Inv. Regular Acct.	$5,000/$100	$5,000/$100	$5,000/$100	$5,000/$100	$5,000/$100
Min./Add'l Inv. Retirement Acct.	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100
Primary Investment Vehicles	Municipal securities whose income is exempt from federal and MN income tax	Municipal securities whose income is exempt from federal income tax	U.S. gov't debt securities	Short-term debt securities	Florida Municipal securities whose income is exempt-from federal and FL intangibles tax
Investment Parameters	Assets invested in MN tax-exempt municipal securities; Fund registered in: MN, FL, AZ, IL, NJ, PA, CA, MA, MO, NY, NE, TX, NH, WA, WI	Assets invested in tax-exempt municipal securities; Primarily invested in securities rated investment-grade at the time of purchase	100% of assets invested in U.S. government securities including pass-through securities, U.S. Treasury securities and CMOs	Maturities of up to 397 days within an average dollar-weighted portfolio maturity of 90 days or less	Assets invested in securities exempt from federal tax and the Florida intangibles tax; Fund registered in: MN, FL
Dividend Policy	Monthly (if any), automatically reinvested, may request cash distribution	Monthly (if any), automatically reinvested, may request cash distribution	Monthly (if any), automatically reinvested, may request cash distribution	Monthly (if any), automatically reinvested, may request cash distribution	Monthly (if any), automatically reinvested, may request cash distribution
Expense Ratios as of 08/1/06	0.80%	0.77% [(1)]	0.80% [(1)]	0.50% [(1)]	0.80%
Total Assets as of 12/29/06	$283.10	$375.10	$196.20	$52.60	$3.70
Inception Date	12/1/93	9/29/88	6/2/87	11/1/93	12/31/03
NASDAQ Symbols	SMTFX	SNTIX	SNGVX	SNIXX	SFLTX
Cusip Numbers	82979K-10-0	829799-10-5	829800-10-1	82979F-10-1	78428C-10-3

(1) Net of voluntary fee waiver. The contractual fee (without waivers) for the Tax-Free Income Fund is .80% per year of the Fund's average daily net assets, the U.S. Government Securities Fund is 1.00% (.80% of assets in excess of $50 million) per year of the Fund's average daily net assets, and the Money Market Fund is .80% (.60% of assets in excess of $50 million) per year of The Fund's average daily net assets. After December 31, 2006, these voluntary fee waivers may be discontinued by the Adviser in its sole discretion.